        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1997
                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                           DUNN COMPUTER CORPORATION
          (Name of small business issuer as specified in its charter)
                           --------------------------

           DELAWARE                      54-1424654                        5060
   (State of Incorporation)       (IRS Employer I.D. No.)      (Primary Standard Industrial
                                                                 Classification Code No.)

                               1306 SQUIRE COURT
                            STERLING, VIRGINIA 20166
                                 (703) 450-0400
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)
                         ------------------------------

                           THOMAS P. DUNNE, PRESIDENT
                           DUNN COMPUTER CORPORATION
                               1306 SQUIRE COURT
                            STERLING, VIRGINIA 20166
                                 (703) 450-0400
           (Name, address and telephone number of agent for service)
                         ------------------------------
                                   COPIES TO:

          JAY M. KAPLOWITZ, ESQ.                      MICHAEL P WEINER, ESQ.
          ARTHUR S. MARCUS, ESQ.                       STARK & STARK, P.C.
        GERSTEN SAVAGE KAPLOWITZ,                        993 Lenox Drive
         FREDERICKS & CURTIN, LLP                Lawrenceville, New Jersey 08648
           101 East 52nd Street                           (609) 896-9060
         New York, New York 10022
              (212) 752-9700

                           --------------------------
    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /
                           --------------------------
                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT BEING       OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES BEING REGISTERED            REGISTERED         PER SECURITY     OFFERING PRICE(1)    REGISTRATION FEE
Common Stock(2).......................      1,150,000             $5.00             $5,750,000          $1,742.42
Underwriter's Warrants................          1                 $.001                $10              $      (4)
Common Stock(3).......................       100,000              $6.50              $650,000            $196.97
Total Registration Fee................                                                                  $1,939.39

(1) Pursuant to Rule 457, estimated solely for the purpose of calculating the registration fee.

(2) Includes shares issuable upon exercise of the Underwriter's over-allotment option being sold by certain Stockholders of the Company.

(3) Consists of Common Stock issuable upon the exercise of the Underwriter's Warrants.

(4) Pursuant to Rule 457(g), no fee is paid for the registration of such securities.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           DUNN COMPUTER CORPORATION

                     CROSS REFERENCE SHEET SHOWING LOCATION
                          IN PROSPECTUS OF INFORMATION

                         REQUIRED BY ITEMS OF FORM SB-2

REGISTRATION STATEMENT ITEM AND HEADING                                              PROSPECTUS CAPTION
-----------------------------------------------------------------  ------------------------------------------------------

       1.  Front of Registration Statement and Outside Front
             Cover Page of Prospectus............................  Outside Front Cover Page

       2.  Inside Front and Outside Back Cover Pages of
             Prospectus..........................................  Inside Front and Outside Back Cover Pages

       3.  Summary Information and Risk Factors..................  Prospectus Summary; Risk Factors

       4.  Use of Proceeds.......................................  Use of Proceeds

       5.  Determination of Offering Price.......................  Cover Page; Underwriting

       6.  Dilution..............................................  Dilution

       7.  Selling Security Holders..............................  N/A

       8.  Plan of Distribution..................................  Cover Page; Underwriting

       9.  Legal Proceedings.....................................  Business

      10.  Directors, Executive Officers, Promoters and Control
             Persons.............................................  Management

      11.  Security Ownership of Certain Beneficial
             Owners and Management...............................  Principal Stockholders

      12.  Description of Securities.............................  Description of Securities

      13.  Interest of Named Experts and Counsel.................  Legal Matters; Experts

      14.  Disclosure of Commission Position on
             Indemnification for Securities Act Liabilities......  Management

      15.  Organization Within Last 5 Years......................  Prospectus Summary; Business

      16.  Description of Business...............................  Prospectus Summary; Business

      17.  Management's Discussion and Analysis or
             Plan of Operations..................................  Management's Discussion and Analysis of Financial
                                                                     Condition and Results of Operations

      18.  Description of Property...............................  Business

      19.  Certain Relationships and
             Related Transactions................................  Certain Transactions

      20.  Market for Common Equity and
             Related Stockholder Matters.........................  Description of Securities; Risk Factors

      21.  Executive Compensation................................  Management

      22.  Financial Statements..................................  Financial Statements

      23.  Changes in and Disagreements with
             Accountants on Accounting and
             Financial Disclosure................................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED JANUARY 13, 1997

PROSPECTUS

                                1,000,000 SHARES
                           DUNN COMPUTER CORPORATION
                                  COMMON STOCK

    The 1,000,000 shares of common stock, $.001 par value (the "Common Stock"), offered hereby are being sold by Dunn Computer Corporation, a Delaware corporation (the "Company") at an initial public offering price of $5.00 per share (the "Offering"). The Offering price of the Common Stock was established by negotiation between the Company and Network 1 Financial Securities Corp. (the "Underwriter"), and does not necessarily bear any direct relationship to the Company's assets, book value per share or other generally accepted criteria of value. See "Underwriting" for a discussion of the factors considered in determining the initial public Offering price.

    Prior to this Offering there has been no public market for the Common Stock, and there can be no assurance that any such market for the Common Stock will develop after the closing of the Offering or that, if developed, it will be sustained. The Company has applied for quotation of the Common Stock on the National Association of Securities Dealers Automated Quotation National Market System ("NMS") under the proposed symbol "DUNN."

    SEE "RISK FACTORS" ON PAGE   FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT
SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED
HEREBY.
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                  UNDERWRITING
                                                                                 DISCOUNTS AND        PROCEEDS TO
                                                            PRICE TO PUBLIC      COMMISSIONS(1)        COMPANY(2)
Per Share................................................        $5.00                $.50               $4.50
Total(3).................................................      $5,000,000           $500,000           $4,500,000

(1) Does not include additional consideration to be received by the Underwriter in the form of (i) a non-accountable expense allowance equal to 3% of the gross offering proceeds (of which $35,000 has been paid), (ii) any value attributable to the Underwriter's Warrants ("Underwriter's Warrants") entitling the Underwriter to purchase up to 100,000 shares of Common Stock at a price per share equal to 130% of the initial public offering price,
    (iii) a management and financial consulting agreement for a period of twenty-four months for an aggregate consideration of $60,000 payable in full on the closing of the Offering, and (iv) a right of first refusal with respect to certain public or private sales of securities by the Company during the next three years. In addition, the Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended (the "Act"). See "Underwriting."

(2) Before deducting expenses of the Offering (including the non-accountable expense allowance of $150,000) payable by the Company estimated at $475,000 ($497,500 if the over-allotment option granted by the Company's current stockholders described below is exercised in full).

(3) The Company's current stockholders who are members of management of the Company (the "Selling Stockholders") have granted the Underwriter an option exercisable within 45 days of the date of this Prospectus (the "Over-Allotment Option") to purchase from such Selling Stockholders up to 150,000 additional shares of Common Stock on the same terms set forth above solely to cover over-allotments, if any. The Company will not receive any of the proceeds from any such sale of shares of Common Stock by the Selling Stockholders. If the Underwriter exercises this option in full, the total price to the public, Underwriting Discounts and Commissions and proceeds to the Company and the Selling Stockholders will be $5,750,000, $575,000, $4,500,000 and $675,000, respectively. See "Underwriting."

    The shares of Common Stock are being offered by the Underwriter on a "firm commitment" basis subject to receipt and acceptance of the shares of Common Stock by the Underwriter, subject to approval of certain legal matters by their counsel and subject to prior sale. The Underwriter reserves the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of certificates evidencing the shares of Common Stock will be made against payment therefore at the offices of the
Underwriter on or about       , 1997.

                      NETWORK 1 FINANCIAL SECURITIES, INC.
                                        , 1997

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND MUST BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. REFERENCES HEREIN TO THE "GOVERNMENT" ARE TO THE FEDERAL GOVERNMENT OF THE UNITED STATES AND ITS DEPARTMENTS, AGENCIES AND OFFICES. UNLESS OTHERWISE INDICATED, ALL INFORMATION INCLUDED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION. IN ADDITION, ALL REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" REFERS TO THE COMPANY AND ITS WHOLLY-OWNED SUBSIDIARY DUNN COMPUTER CORPORATION, A VIRGINIA CORPORATION.

                                  THE COMPANY

    Dunn Computer Corporation ("Dunn" or the "Company") manufactures custom computer systems for the Government and selected commercial accounts. Dunn markets its products directly to the Government as a prime contractor or indirectly as a sub-contractor to other federal contractors. The Company supplies systems under its own label or the customer's brand name. The Company's products include Intel based computer systems configured to meet customer specifications, private label systems, notebook computers and high performance local area and Internet servers. The Company also provides related services to its customers, including integration and staging services, configuration control, upgrading existing systems and world-wide warranty support.

    The Company's primary market is the Government. The Company markets to a wide array of Government organizations including the Department of Defense, civilian agencies such as the Health Care and Finance Administration ("HCFA") and the Judicial branch of the Government. The Government is budgeted to spend over $26 billion on Information Technology ("IT") products and services in the Government's fiscal 1997. In addition, the Electronic Industries Association, a major industry trade association, estimates that Government agencies that are not required to report their information technology expenditures, including the intelligence community, will spend an additional $20 billion during the Government's fiscal 1997 on such technology. The Government's IT budget has a projected growth of 4% to 5% annually. The Company believes that while Government down sizing has decreased the number of federal employees, there has been an increase in the demand for productivity tools, such as computers.

    The Company believes that its focus on the Government provides it with the following advantages: (i) significant inventory risk is eliminated because inventory is procured to satisfy firm fixed price contracts; (ii) Government products are built to order allowing the Company to take advantage of the latest in technology and market prices; (iii) a significant reduction in bad debts due to the stability of the Government; and (iv) a reduction in selling and marketing expenses. In addition, historically, prices of computer parts such as memory, processors, and computer hard disks have decreased over time which allows the Company to increase gross profits over the term of a contract. Since the Company selects its parts to satisfy a specific contract, customization can be easily accomplished. The Company believes that it is well-positioned to meet its objective of providing responsive and high-quality performance products and services to a growing market.

    The Company is presently test marketing its "all in one" desktop computer which incorporates a 17" monitor, stereo speakers, microphone, Internet connection, television tuner, and full Pentium computer. The system is packaged in a single chassis with all the computer parts in a removable drawer for ease of upgrade and maintenance. The Company believes that initial reaction to the "all in one" has been very positive. The Company further believes that the "all in one" product will have applications to both the Government and to customers outside of the Government. See "Business--Commercial Market." The Company is currently developing its "all in one" marketing strategy to enable the Company to continue to appeal to the Government as well as pursue the private markets.

    The Company is preparing to enter into the lucrative high end file server market by introducing a custom line of fault tolerant fileservers based on Intel Pentium Pro (P6) Processors. The Company markets single, dual, and quad versions of the processor, all of which are Microsoft Windows NT, Novell, Banyan, and Token Ring compatible. The new servers will offer the latest in technology which the Company believes will provide it with a significant price/performance advantage over its competitors. Although the Company will market its file servers into the Government, it believes these products are best suited for the commercial market. The Company intends to market these products through systems software companies that currently port applications from mainframe computers to client/server networks. These companies offer Fortune 1000 companies a turn key solution to their IT problems. The Company is presently manufacturing servers as a subcontractor to Lockheed Martin on the multi-million dollar worldwide Defense Messaging System ("DMS"). DMS is intended to be the largest private messaging network in the world, supporting approximately 2,000,000 users.

    The Company also manufactures, on a brand name basis, a state-of-the-art notebook with a 12.1" active matrix screen, 8 speed CD-Rom, built-in stereo sound, infrared communication, and many other advanced features. The Company assembles and configures the system in the United States.

GENERAL

    The Company was incorporated on January 3, 1997, in the State of Delaware, and is the parent company of Dunn Computer Corporation, a Virginia corporation which was incorporated on July 27, 1987. In January 1997, all of the stockholders of the Virginia corporation exchanged their capital stock for shares of Common Stock of the Delaware corporation. See "Certain Transactions." The Company's principal executive offices are located at 1306 Squire Court, Sterling, Virginia 20166 and its telephone number is (703) 450-0400. The Company's web address is WWW.dunncomp.com.

                                  THE OFFERING

Securities Offered...........  1,000,000 shares of Common Stock. See "Description of
                               Securities."

Common Stock Outstanding
  Prior to Offering(1).......  4,000,000 shares of Common Stock.

Common Stock to be
  Outstanding After the
  Offering(1)(2).............  5,000,000 shares of Common Stock.

Use of Proceeds..............  The net proceeds to the Company from the sale of the Common
                               Stock are estimated to be approximately $4,025,000, after
                               deducting commissions and expenses of the Offering estimated at $975,000. The Company intends to use the net proceeds of this Offering for improvements in its manufacturing
                               capabilities, selling and marketing, and for working capital and general corporate purposes. See "Use of Proceeds."

Risk Factors.................  An investment in the shares of Common Stock is speculative and involves a high degree of risk and should not be
                               purchased by anyone who cannot afford the loss of his or her entire investment. See "Risk Factors" and "Dilution."

Proposed Nasdaq National
  Market Symbol(3)...........  Common Stock--DUNN

------------------------

(1) Does not include an aggregate of 600,000 shares of Common Stock reserved for issuance upon the exercise of options available for future grant under the Company's stock option plan (the "Plan") 232,500 of which have been granted. See "Management--Stock Option Plan."

(2) Does not include 100,000 shares of Common Stock issuable upon exercise of the Underwriter's Warrants. See "Underwriting."

(3) The proposed symbol does not imply that a liquid and active market will develop or be sustained for the securities upon completion of the Offering.

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

    The summary financial information set forth below is qualified by and should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                                             YEAR ENDED OCTOBER
                                                                                                    31,
                                                                                            --------------------
                                                                                              1995       1996
                                                                                            ---------  ---------
STATEMENT OF OPERATIONS DATA
Revenues..................................................................................  $   7,491  $  18,099
Gross profit..............................................................................      1,445      3,996
Income from operations....................................................................        479      2,024
Net income................................................................................        243      1,239
Earnings per share(1).....................................................................  $     .06  $     .31
Weighted average number of shares outstanding(1)..........................................      4,036      4,036

                                                                                            AT OCTOBER 31,
                                                                                 -------------------------------------
                                                                                   1995       1996     AS ADJUSTED(2)
                                                                                 ---------  ---------  ---------------
BALANCE SHEET DATA
Working capital................................................................  $     512  $   1,872     $   5,897
Total assets...................................................................      3,647      5,275         9,300
Long-term debt.................................................................     --         --            --
Total liabilities..............................................................      3,047      3,335         3,335
Stockholders' equity...........................................................        600      1,939         5,964

------------------------

(1) Computed on the basis described in Note 2 of Notes to Dunn Computer Corporation's consolidated financial statements included herein.

(2) Gives effect to the sale of the securities offered hereby.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH INVESTMENTS IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN UNCERTAINTIES SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

    DEPENDENCE ON THE GOVERNMENT MARKET. Substantially all of the Company's revenues in fiscal 1995 and 1996 were derived from contracts or subcontracts with the Government. The Company believes that the success and development of its business will continue to be dependent upon its ability to participate in Government contract programs. Accordingly, the Company's financial performance may be directly affected by changes in Government contracting policies. Among the factors that could materially adversely affect the Company's Government contracting business are budgetary constraints, changes in fiscal policies or available funding, changes in Government programs and requirements, including curtailment of the Government's use of technology services firms, the adoption of new laws or regulations, technological developments and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Fiscal 1996 Compared with Fiscal 1995."

    The Company derives significant revenues from sales made pursuant to certain major procurement programs awarded in the ordinary course of business. These include its General Services Administration Schedule ("GSA Schedule") and related contracts. The GSA Schedule is an indefinite quantity, indefinite delivery contract which is negotiated by the General Service Administration with selected vendors that can be used by any Government agency to procure that particular vendor's equipment. The Company's current GSA Schedule is a three-year contract with an option to renew for an additional three years. The Company's inability to renew or replace its GSA Schedule or other contracts could have a material adverse effect on the Company. Many Government contracts specify maximum amounts that Government clients can purchase under the contract ("total contract capacity"). Such total contract capacity is not indicative of revenues which may be realized under the contract.

    GOVERNMENT CONTRACTING RISKS. Government contracts, by their terms, generally can be terminated at any time by the Government, without cause, for the convenience of the Government. If a Government contract is so terminated, the Company may only be entitled to receive compensation for the services provided or costs incurred at the time of termination and a negotiated amount of the profit on the contract to the date of termination. In addition, all Government contracts require compliance with various contract provisions and procurement regulations. The adoption of new or modified procurement regulations could materially adversely affect the Company or increase its cost of competing for or performing Government contracts. Any violation of these regulations could result in the termination of the contracts, imposition of fines, and/or debarment from award of additional Government contracts. The termination of any of the Company's significant contracts or the imposition of fines, damages, or suspension from bidding on additional contracts would have a material effect on the Company. Further, all Government contract awards are subject to protest by competitors. See "Business--Government Contracts."

    Upon expiration of the Company's contracts, the renewal may be subjected to a competitive rebidding process. There can be no assurance that the Company will win on any particular bid or prevail in any ensuing legal protest. Furthermore, with respect to GSA Schedule and Indefinite Delivery, Indefinite Quantity ("IDIQ") contracts, there can be no assurance that price levels will not be reduced. The Company's failure to win a significant dollar volume of such contracts could materially adversely affect the Company.

    HIGHLY COMPETITIVE INDUSTRY. The markets for the Company's products and services are highly competitive. Competitive pressures have intensified as the rate of growth in the United States general computer market has slowed and general purpose microcomputer manufacturers have attempted to enter the market. The Company competes with a large number of systems integrators, manufacturers, and resellers. Most of these competitors have significantly more financial resources and are larger than the Company. The Company believes that competitive factors include quality of services, technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel. The inability to procure new contracts and retain existing contracts would result in a reduction of Company revenue and could have a material adverse effect on the Company's results of operations. In addition, because the markets for the Company's products and services are competitive, the Company may experience downward pressure on gross and operating profits as a percentage of revenues. The Company believes that it is likely that these competitive conditions and the commensurate pressure on margins will continue in the future. There can be no assurance that the Company will continue to compete successfully against existing or new competitors that may enter markets in which the Company operates. See "Business--Competition."

    INDUSTRY CONSOLIDATION AND PRICE REDUCTIONS. The microcomputer products Government market is undergoing significant change. Certain systems integrators are combining operations or acquiring or merging with other integrators to increase efficiency. This industry consolidation could result in short-term price-cutting. Decreased prices of microcomputers and related products may require the Company to sell a greater number of products to achieve the same level of net revenues and gross profit. Such a trend could make it more difficult for the Company to continue to increase its net revenues and income. In addition, if the industry's rate of growth were to decrease further, it could have a material adverse effect on the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RAPID CHANGES IN PRODUCT STANDARDS AND RISK OF INVENTORY OBSOLESCENCE. The microcomputer products Government market is characterized by rapid technological change and the frequent introduction of new products and product enhancements. The Company has sought to minimize its inventory exposure through a variety of inventory control procedures and policies, including automated "just-in-time" management and vendor price protection programs. Historically, the Company has purchased inventory to fulfill existing orders. However, in order to satisfy customer demand and to obtain greater purchasing discounts, the Company expects to carry increased inventory levels of certain products in the future. The Company attempts to anticipate and react to new product introductions and to mitigate its exposure to losses from inventory obsolescence. There can be no assurance that such efforts will be successful or that unexpected new product introductions will not have a material adverse effect on the demand for the Company's inventory. See "Business--Purchasing."

    FLUCTUATING OPERATING RESULTS. The Company's results of operations have varied from quarter to quarter as a result of many factors, including uneven purchasing patterns under its GSA Schedule and IDIQ contracts, as well as changes in policy or budgetary measures that adversely affect government contracts in general, the condition of the microcomputer products Government market, shifts in demand for microcomputer products and industry announcements of new products or upgrades. No assurance can be given that these quarterly variations will not occur in the future. The Company's planned operating expenditures are based on sales forecasts. If revenues do not meet the Company's expectations in any given quarter, it could have a material adverse effect on operating results.

    RELIANCE ON MANUFACTURERS AND DISTRIBUTORS. The Company acquires products for resale both directly from manufacturers and indirectly through distributors. During the fiscal year ended October 31, 1996, the Company purchased 13% of its components from one local distributor. The Company did not purchase more than 10% of its components from any other supplier. The Company does not have supply agreements with the majority of its suppliers. The discontinuation of a necessary component by a subcontractor or supplier may be a significant negative development for the Company if an appropriate alternate source can not be located. Certain of the products offered by the Company are subject to manufacturer allocation which limits the number of units of such products available to manufacturers, including the Company. Certain manufacturers and distributors provide the Company with substantial incentives in the form of discounts, and rebates. A reduction in or discontinuance of such incentives could have a material adverse effect on the Company.

    DEPENDENCE ON CO-CONTRACTORS. In recent years, the Government has made use of fewer, but larger-scale procurements to meet its information technology requirements. This has led to an increase of teaming agreements among providers of information technology services and products in order to make use of the greater resources of such co-contractors to fulfill the requirements of the larger procurements. The inability of the Company to enter into successful teaming agreements with other Government contractors could materially adversely affect the Company's ability to compete successfully for future government procurements. In addition, approximately 11% of the Company's total revenues in fiscal 1995 and 42% of the Company's total revenues in fiscal 1996 were derived from subcontracts with prime contractors on Government contracts. Under these subcontracts, the Company may be adversely affected if the prime contractor fails to perform satisfactorily or is unable or unwilling to meet its obligations to the Company.

    DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend to a significant extent on the efforts of key management personnel, including Thomas
P. Dunne, Chief Executive Officer, John D. Vazzana, Executive Vice President, and other key personnel. The Company has no employment agreements with Mr. Dunne or Mr. Vazzana. The loss of one or more of these key employees could have a material adverse effect on the Company's business. The Company is in the process of obtaining key-man life insurance policies in the amount of $1,000,000 on each of the lives of Mr. Dunne and Mr. Vazzana. In addition, the Company believes that its future success will depend in large part upon its continued ability to attract and retain highly qualified management, technical and sales personnel. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary for its business.

    INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS. It is common in the computer industry for companies to assert patent, copyright and other intellectual property rights against other companies. Although there are no such claims pending against the Company, if a claim were made, the Company would evaluate such claim and, when appropriate, seek a license to use the protected technology in its products. The Company could be placed at a disadvantage if competitors were to obtain licenses with lower royalty fee payments or other terms more favorable than those received by the Company. If the Company or its suppliers were unable to obtain licenses necessary to use the protected technology in the Company's products, the Company may be forced to market products without certain protected technological features. The Company could also incur substantial costs to redesign its products around other parties' protected technology or to defend patent or copyright infringement actions against the Company. If any of the Company's products were found to infringe protected technology, the Company could be enjoined from further use of that technology in its products and could be required to pay damages. The Company's inability to obtain such licenses on competitive terms or a finding of infringement against the Company could have a material adverse effect on the Company.

    PROPRIETARY INFORMATION AND TECHNOLOGICAL CHANGE. The Company believes that its business is dependent on its technical and organizational knowledge, practices and procedures, and that the future success of the Company is based, in part, on its ability to keep up to date with new technological breakthroughs and incorporate such changes in its products and services. Also, the Company has a proprietary interest in certain of its work products' methodologies and know-how. Although the Company seeks to protect its proprietary information by confidentiality agreements with its employees, there can be no assurance that these measures will prevent the unauthorized disclosure or use of the Company's technical knowledge, practices or procedures or that others may not independently develop similar knowledge, practices or procedures. In addition, the Government acquires certain proprietary rights to software programs and other products that result from the Company's services under Government contracts or subcontracts. The

Government may disclose such information to third parties, including competitors of the Company. In the case of subcontracts, the prime contractors also may have certain rights to such programs and products. Any of these factors could reduce the Company's ability to maximize the competitive value of its proprietary information.

    CONTROL BY EXISTING STOCKHOLDERS. Upon the completion of this Offering, the Company's management will collectively beneficially own 80% (77% if the Underwriters' over-allotment option is exercised in full) of the Company's outstanding Common Stock. Because of their beneficial stock ownership, these stockholders will be in a position to continue to elect the members of the Board of Directors and decide matters requiring stockholder approval. See "Principal Stockholders."

    NO PRIOR PUBLIC MARKET. Prior to this Offering, there has been no public market for the Common Stock. Accordingly, there can be no assurance that an active trading market will develop and be sustained upon the completion of this Offering. The initial public Offering price of the Common Stock has been determined by negotiations between the Company and the Underwriter. See "Underwriting" for a discussion of the factors to be considered in determining the initial public Offering prices. The stock market has, from time to time, experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. Regulatory developments and economic and other external factors, as well as period-to-period fluctuations in financial results, may also have a significant impact on the market price of such securities.

    IMMEDIATE AND SUBSTANTIAL DILUTION. This Offering involves an immediate and substantial dilution to investors. Purchasers of shares of Common Stock in the Offering will incur an immediate dilution of $3.81 per share in the net tangible book value of their investment from the initial public Offering price, which dilution amounts to approximately 76% of the initial public Offering price per Share. Investors in the Offering will pay $5.00 per Share, as compared with an average cash price of $.03 per share of Common Stock paid by existing stockholders. See "Dilution."

    BROAD DISCRETION IN APPLICATION OF PROCEEDS; UNSPECIFIED
ACQUISITIONS. Approximately 75% of the net proceeds of this Offering will be applied to working capital and general corporate purposes. In addition, the Company may utilize a portion of the net proceeds of this Offering currently allocated to working capital for potential acquisitions. As of the date of this Prospectus, the Company has not identified any particular acquisition targets. Stockholders of the Company may have no opportunity to approve specified acquisitions or to review the financial condition of any potential target. Accordingly, management of the Company will have broad discretion over the use of proceeds. See "Use of Proceeds."

    NEED FOR ADDITIONAL FINANCING. The Company believes that the proceeds of the Offering will, together with revenues from operations, be sufficient to finance the Company's working capital requirements for a period of at least 12 months following the completion of this Offering. In addition, a part of the Company's strategy is to acquire companies with related and complementary businesses, although the Company has not presently identified any specific acquisitions. The continued expansion and operation of the Company's business beyond such 12 month period and its ability to make acquisitions may be dependent upon its ability to obtain additional financing. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. In the event that the Company is unable to obtain such additional financing as it becomes necessary, the Company may not be able to achieve all of its business plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    SHARES ELIGIBLE FOR FUTURE SALE. Of the 5,000,000 shares of Common Stock of the Company to be outstanding upon completion of this Offering, 4,000,000 shares shall be "restricted securities," which are owned by "affiliates" of the Company, as those terms are defined in Rule 144 promulgated under the Act. Absent registration under the Act, the sale of such shares is subject to Rule 144, as promulgated under the Act. All of the "restricted securities" are eligible for resale under Rule 144. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell in a brokerage transaction, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on NASDAQ or a stock exchange, the average weekly trading volume during the four calendar weeks preceding the sale. Rule 144 also permits a person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least three years to sell such shares without regard to any of the volume limitations as described above. All of the Company's existing stockholders are affiliates of the Company. In addition, such affiliates have agreed not to sell or otherwise dispose of any of their shares of Common Stock now owned or issuable upon the exercise of currently exercisable warrants for a period of six months from the date of its Prospectus, without the prior written consent of the Underwriter. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Company's securities prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold under Rule 144 into the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. See "Shares Eligible for Future Sale."

    NO DIVIDENDS AND NONE ANTICIPATED. To date, no dividends have been declared or paid on the Common Stock, and the Company does not anticipate declaring or paying any dividends in the foreseeable future, but rather intends to reinvest profits, if any, in its business. Investors should, therefore, be aware that it is unlikely that any dividends will be paid on the Common Stock in the foreseeable future. See "Dividends."

    NASDAQ ELIGIBILITY AND MAINTENANCE REQUIREMENTS; POSSIBLE DELISTING OF COMMON STOCK FROM NASDAQ NATIONAL MARKET SYSTEM; RISKS OF LOW-PRICED
STOCKS. Prior to this Offering, there has been no established public trading market for the Company's Common Stock and there is no assurance that a public trading market for the Company's securities will develop after the completion of this Offering. If a trading market does in fact develop for the securities offered hereby, there can be no assurance that it will be sustained.

    The Company has applied for listing of the Common Stock on the NASDAQ National Market System upon the Effective Date. The Commission has approved rules imposing criteria for listing of securities on the NASDAQ National Market System, including standards for maintenance of such listing. In order to qualify for initial quotation of securities on the NASDAQ National Market System, an issuer, among other things, must have at least $4,000,000 in net tangible assets, $3,000,000 in market value of the public float and a minimum bid price of $5.00 per share. For continued listing, an issuer, among other things, must have $1,000,000 in net tangible assets, $1,000,000 in market value of securities in the public float and a minimum bid price of $1.00 per share. If the Company is unable to satisfy NASDAQ National Market System's maintenance criteria in the future, its Common Stock may be delisted from NASDAQ National Market System. In such event, the Company would seek to list its Common Stock on the NASDAQ Small Capitalization Market; however, if it was unsuccessful, trading, if any, in the Company's Common Stock, would thereafter be conducted in the over the counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." As a consequence of such delisting, an investor would likely find it more difficult to dispose of, or to obtain quotations as to, the price of the Company's Common Stock.

    PENNY STOCK REGULATION. In the event that the Company is unable to satisfy the maintenance requirements for the NASDAQ National Market and its Common Stock falls below the minimum bid price of $5.00 per share for the initial quotation, the Company would seek to list its securities on the NASDAQ Small Capitalization Market. If it was unsuccessful, trading would be conducted on the "pink sheets" or the NASD's Electronic Bulletin Board. In the absence of the Common Stock being quoted on NASDAQ, or the Company's having a minimum of $2,000,000 in stockholders' equity, trading in the Common Stock would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for non-NASDAQ and non-exchange listed securities. Under such rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

    The Commission adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include an equity security listed on NASDAQ, and an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

    If the Company's Common Stock were to become subject to the regulations applicable to penny stocks, the market liquidity for the Common Stock would be severely affected, limiting the ability of broker-dealers to sell the Common Stock and the ability of purchasers in this Offering to sell their Common Stock in the secondary market. There is no assurance that trading in the Common Stock will not be subject to these or other regulations that would adversely affect the market for such securities.

    PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of 2,000,000 shares of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without further approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The Company has no current plans to issue any shares of Preferred Stock; however, in the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Description of Securities."

    UNDERWRITER'S WARRANTS AND REGISTRATION RIGHTS. In connection with this Offering, the Company has agreed to sell to the Underwriter, for $10, the Underwriter's Warrants which entitles the Underwriter to purchase up to 100,000 shares of Common Stock. The Underwriter's Warrants are exercisable at $6.50 (130% of the Offering Price) per share of Common Stock for a period of four years commencing one year from the date of this Prospectus. The exercise of the Underwriter's Warrants may adversely affect the Company's ability to obtain equity capital, and, if the Common Stock issuable upon the exercise of the Underwriter's Warrants is sold in the public market, may adversely affect the market price of the Common Stock. The Underwriter has been granted certain "piggyback" and demand registration rights for a period of five years from the date of this Prospectus with respect to the registration under the Act of the securities directly issuable upon exercise of the Underwriter's Warrants. See "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting underwriting discounts and commissions and other expenses of this Offering are estimated to be $4,025,000.

    The Company currently intends to utilize the net proceeds of the Offering as follows:

Improving Manufacturing Capabilities(1).................  $ 500,000      12.42%
Expansion of Marketing Activities(2)....................    500,000      12.42%
Working capital and general corporate purposes..........  3,025,000      75.16%
                                                          ---------  ---------
Total...................................................  $4,025,000    100.00%
                                                          ---------  ---------
                                                          ---------  ---------

------------------------

(1) Includes the purchase of rollers, testers and other production equipment. The Company intends to apply for ISO 9000 certification after the Offering. See "Business -- Facilities."

(2) Includes the cost of advertising in selected Government publications and increased attendance at trade shows.

    The foregoing represents the Company's estimate of the allocation of the net proceeds of the Offering, based upon the current status of its operations and anticipated business needs. It is possible, however, that the application of funds will differ considerably from the estimates set forth herein due to changes in the economic climate and/or the Company's planned business operations or unanticipated complications, delays and expenses, as well as any potential acquisitions that the Company may consummate, although no specific acquisition has been identified. Any reallocation of the net proceeds will be at the discretion of the Board of Directors of the Company.

    Pending application, the net proceeds will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

    The Company estimates that the net proceeds from this Offering will be sufficient to meet the Company's liquidity and working capital requirements for a period of 12 months from the completion of this Offering. In the event that the Company consummates any acquisition, although no specific acquisition has been identified, such funds will be derived from the funds currently allocated to working capital or from revenues generated from the Company's operations. There can be no assurance that the Company will generate sufficient revenues for such acquisitions.

                                DIVIDEND POLICY

    The Company has never paid or declared dividends on its Common Stock. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors. The Company intends, for the foreseeable future, to retain future earnings for use in the Company's business.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company at October 31, 1996, and as adjusted to give effect to the sale of the 1,000,000 shares of Common Stock offered hereby and to the application of the net proceeds therefrom, at the assumed initial public Offering price of $5.00 per share. See "Use of Proceeds."

                                                                      AS OF OCTOBER 31, 1996
                                                                      -----------------------
                                                                        ACTUAL    AS ADJUSTED
                                                                      ----------  -----------
Stockholders' equity:
  Preferred Stock, $.001 par value; 2,000,000 shares authorized, no shares issued and outstanding on an actual and as adjusted
    basis...........................................................  $   --       $  --
  Common Stock, $.001 par value; 20,000,000 shares authorized,
    4,000,000(1) shares issued and outstanding on an actual basis,
    5,000,000(1)(2) shares issued and outstanding on an as adjusted
    basis...........................................................       4,000       5,000
  Additional paid-in capital........................................     111,857   4,135,857
  Retained earnings.................................................   1,823,334   1,823,334
                                                                      ----------  -----------
Total Stockholders' equity..........................................   1,939,191   5,964,191
                                                                      ----------  -----------
                                                                      ----------  -----------

------------------------

(1) Does not include 600,000 shares of Common Stock reserved for issuance pursuant to the Company's Stock Option Plan. See "Management--Incentive Stock Option Plan."

(2) Does not include 100,000 shares of Common Stock issuable upon exercise of the Underwriter's Warrants. See "Underwriting."

                                    DILUTION

    At October 31, 1996 the net tangible book value of the Company was $1,939,191 or $.48 per share of Common Stock based on 4,000,000 shares of Common Stock outstanding. The net tangible book value per share represents the amount of the Company's total assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt of the net proceeds (estimated to be approximately $4,025,000) from the sale of the shares of Common Stock offered hereby at an assumed initial public Offering price of $5.00 per share, the proforma net tangible book value of the Company at October 31, 1996 would be $5,964,191 or $1.19 per share of Common Stock. This would result in dilution to the public investors (i.e. the difference between the estimated initial public Offering price per share of Common Stock and the net tangible book value thereof after giving effect to this Offering) of approximately $3.81 per share. The following table illustrates the per share dilution:

                                                                                      PER SHARE OF
                                                                                      COMMON STOCK
                                                                                  --------------------
Assumed initial public Offering price...........................................             $    5.00
  Net tangible book value at October 31, 1996...................................        .48
  Increase in proforma net tangible book value attributable to new investors....        .71
                                                                                         --
Proforma net tangible book value after this Offering............................             $    1.19
                                                                                             ---------
Proforma Dilution of net tangible book value to the new investors...............             $    3.81
                                                                                             ---------
                                                                                             ---------

    The following table sets forth as of the date of this Prospectus, with respect to the Company's existing stockholders and investors in this Offering, the number of shares of Common Stock acquired from the Company, the percentage of ownership of such shares of Common Stock, the total consideration paid, the percentage of total consideration paid, and the average price per share paid by the existing stockholders and by the investors in this Offering:

                                      SHARES PURCHASED         TOTAL CONSIDERATION
                                   -----------------------  -------------------------   AVERAGE PRICE
                                     NUMBER      PERCENT       NUMBER       PERCENT       PER SHARE
                                   ----------  -----------  ------------  -----------  ---------------
Existing stockholders............   4,000,000          80%  $    115,857         2.3%     $     .03
New investors....................   1,000,000          20%     5,000,000        97.7%          5.00
                                   ----------         ---   ------------
      Total......................   5,000,000         100%  $  5,115,857       100.0%     $    1.02
                                   ----------         ---   ------------       -----          -----
                                   ----------         ---   ------------       -----          -----

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The statement of income data set forth below with respect to the fiscal years ended October 31, 1995 and 1996 and the balance sheet data as of October 31, 1996 is derived from and is referenced to the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The statement of income data set forth below with respect to the fiscal years ended October 31, 1993 and 1994 and the balance sheet data as of October 31, 1993, 1994 and 1995 is derived from audited consolidated financial statements of the Company not included in this Prospectus. The statement of income data set forth below with respect to the fiscal year ended October 31, 1992 and the balance sheet data as of October 31, 1992 is derived from unaudited consolidated financial statements of the Company not included in this Prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for the fair presentation of its financial position and results of its operations for that period.

                                                                                 YEAR ENDED OCTOBER 31,
                                                                  -----------------------------------------------------
                                                                    1992       1993       1994       1995       1996
                                                                  ---------  ---------  ---------  ---------  ---------
STATEMENT OF INCOME DATA:
Revenues........................................................  $   2,544  $   5,812  $   4,429  $   7,491  $  18,099
Cost of revenues................................................      2,088      4,858      3,444      6,046     14,103
                                                                  ---------  ---------  ---------  ---------  ---------
Gross profit....................................................        456        954        985      1,445      3,996
Selling, general and administrative.............................        349        761      1,005        966      1,972
                                                                  ---------  ---------  ---------  ---------  ---------
Income from operations..........................................        107        193        (20)       479      2,024
Other income (expense)..........................................         (1)        (1)       (32)         8         (9)
                                                                  ---------  ---------  ---------  ---------  ---------
Net income (loss) before taxes..................................        106        192        (52)       487      2,015
Provision for income taxes......................................         35         65        (11)       244        776
                                                                  ---------  ---------  ---------  ---------  ---------
Net income (loss)...............................................  $      71  $     127  $     (41) $     243  $   1,239
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share(1)....................................  $     .03  $     .04  $    (.01) $     .06  $     .31
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
Weighted average number of shares outstanding(1)................      2,836      2,836      3,194      4,036      4,036

                                                                                           AT OCTOBER 31,
                                                                        -----------------------------------------------------
                                                                          1992       1993       1994       1995       1996
                                                                        ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working capital.......................................................  $     187  $     351  $     340  $     512  $   1,872
Total assets..........................................................      1,058      1,149      2,503      3,647      5,275
Long-term debt........................................................         57         75         23     --         --
Total liabilities.....................................................        797        804      2,046      3,047      3,335
Stockholders' equity..................................................        261        345        457        600      1,939

------------------------

(1) Computed on the basis described in Note 2 of Notes to Dunn Computer Corporation's consolidated financial statements included herein.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company has been in operation since July 1987. The Company manufactures custom computer systems which are marketed primarily to the Government and selected commercial accounts. The Company secures its contracts by bidding directly as a prime contractor in response to Government RFPs or as a sub-contractor with other federal contractors. The Government is budgeted to spend over $26 billion on IT products and services in 1997. The Company's strategy is to become a leading supplier of IT to the Government.

RESULTS OF OPERATIONS

    FISCAL YEAR ENDED OCTOBER 31, 1996 VS OCTOBER 31, 1995

    Revenues for fiscal 1996 were $18,098,638, a 141.6% increase over 1995 revenues of $7,491,452. This increase is due to four significant new contracts. Three of the contracts are with commercial companies that sell to the US Government. Revenue from these four contracts were $1,588,000, $2,883,000, $3,074,000, and $2,412,000 respectively. Revenues also increased from the Company's existing contract with the US Courts.

    Gross profit for fiscal 1996 was 22.1% of revenues compared to 19.3% in fiscal 1995. The improvement can be attributed to increased volume discounts for material and a reduction in warranty expense. Warranty expense decreased because of a reduction in the failure rate and more efficient movement of replacement parts. Management believes this trend will continue because of the quality of the components used in the Company's systems. Gross profit increased $2,672,000 as a result of increased revenues.

    Selling and marketing expenses increased $321,361 in fiscal 1996 over 1995. As a percentage of revenues, selling and marketing expenses increased from 2.1% to 2.6%. The increase is attributable to increased personnel and advertising. Future increases in selling and marketing expenses are expected as the Company implements its marketing strategy.

    General and administrative expenses increased $684,933 from fiscal 1995 to 1996. The increase is a result of increased personnel cost necessitated by the expansion of the Company's business. General and administrative expenses as a percentage of revenues declined from 10.8% to 8.3% because certain personnel and associated costs did not increase at the same rate as revenues.

    Income from operations increased to $2,023,746 in 1996 compared to $478,816 in 1995, an increase of 322.7%. As a percentage of revenues, income from operations increased to 11.2% in 1996 from 6.4% in fiscal 1995. The increase in income from operations primarily resulted from increased sales volume and gross profit margins and declining general and administrative expenses as a percentage of revenues.

    Interest expense increased $31,679 in fiscal 1996 from $26,246 to $57,925. Interest expense increased because of the requirement for additional working capital created by the increase in sales during the first six months of fiscal 1996. As a percentage of revenues in fiscal 1996, interest expense was .3%. Other income (principally interest income) increased from $34,512 in fiscal 1995 to $49,343 in fiscal 1996.

    Income tax expense increased from $244,000 to $776,000 due to the increase in net income.

    As a result, the Company's net income grew by 409.8% to $1,239,164 in fiscal 1996 when compared to $243,082 in 1995. Net income as a percentage of sales was 6.8% in 1996 and 3.2% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically met its cash flow needs through cash generated by operations and its bank credit arrangement.

    The Company has generated positive cash flow in each of the last two fiscal years. In 1995, the Company had a positive cash flow of $27,865. In 1996, the Company had a positive cash flow of $758,726. The Company anticipates generating positive cash flows in the future as long as the Company can maintain its profitability, of which there can be no assurance.

    The Company has a secured revolving credit arrangement with Signet Bank in Falls Church, Virginia (the "Bank") for a credit line of up to $2,000,000 that is due on demand and bears interest at prime plus 3/4%. All borrowings are collateralized by certain assets of the Company. The Company intends to maintain this arrangement with the Bank for the foreseeable future. As of October 31, 1996, the Company had no outstanding borrowings under this line.

    The Company has, and continues to have, a dependence upon a few major customers for a significant portion of its revenues. This dependence for revenues has not been responsible for any unusual fluctuations in operating results on an annual basis in the past. Management does not believe this concentration will generate annual fluctuations in operating results in the future. Orders from these customers can create significant fluctuations from quarter to quarter. In fiscal 1995, 85% of the Company's revenue was derived from two customers. In fiscal 1996, approximately 77% of its revenue was derived from five customers. Management intends to continue its efforts to expand the customer base so that the loss of any one customer would not have a material effect on the Company's operations.

    The Company will receive net proceeds of this Offering in an amount estimated to be approximately $4,025,000 (or approximately 80% of the estimated gross proceeds of $5,000,000 to be received before payment of applicable underwriting discounts and commissions and certain other expenses of the Offering). The Company believes that the proceeds of the Offering coupled with income from operations will fulfill the Company's working capital needs for at least 12 months following the Offering. As the Company continues to grow, bank borrowings, other debt placements and equity offerings may be considered, in part or in combination, as the situation warrants.

RECENT PRONOUNCEMENTS

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" which is effective for the Company's 1997 consolidated financial statements. SFAS No. 123 allows companies to account for stock-based compensation under either the new provisions of SFAS 123 or the provisions of APB No. 25, but requires pro forma disclosure in the footnotes to the consolidated financial statements as if the measurement provisions of SFAS No. 123 had been adopted. At this time, the Company intends to account for its stock based compensation in accordance with the provisions of APB No. 25. As such, the implementation of SFAS No. 123 will not materially impact the financial position or results of operations of the Company.

                                    BUSINESS

GENERAL

    Dunn Computer Corporation ("Dunn" or the "Company") manufactures custom computer systems for the Government and selected commercial accounts. Dunn markets its products directly to the Government as a prime contractor or indirectly as a sub-contractor to other federal contractors. The Company supplies systems under its own label or the customer's brand name. The Company's products include Intel based computer systems configured to meet customer specifications, private label systems, notebook computers and high performance local area and Internet servers. The Company also provides related services to its customers, including integration and staging services, configuration control, upgrading existing systems and world-wide warranty support.

MARKET

    The Company's primary market is the Government. The Company markets to a wide array of Government organizations including the Department of Defense, civilian agencies including the Health Care Finance Administration ("HCFA") and the Judicial branch of the Government. The Government is budgeted to spend over $26 billion on Information Technology ("IT") products and services in fiscal 1997. In addition, the Electronic Industries Association, a major industry trade association, estimates that Government agencies that are not required to report their information technology expenditures, including the intelligence community, will spend an additional $20 billion in the Government's fiscal 1997 on such technology. The Government's IT budget has a projected growth of 4% to 5% annually. The Government alone represents 13% of U.S. spending on IT. The Company believes that while the Government down sizing has decreased the number of federal employees, there has been a corresponding increase in the demand for productivity tools, such as computers.

    Driving the growth in spending is the ongoing migration to an "electronic government" called for in the National Performance Review. This trend has necessitated closer federal, state, and local IT relationships to deliver state-of-the art "service to the citizen" in the social services, safety, transportation, environment and tax areas, while still accomplishing the Government's goal to adopt computer networking technology to interconnect personal computers into resource-sharing work groups referred to as "local area networks." In order to perform these tasks, the Government is moving away from centralized data processing. Instead, more micros, workstations and networks are being bought to increase efficiency and improve productivity at every level. Mid-level managers, such as functional managers and departmental specifiers, have now been empowered to buy a specific vendor's technology.

    Management believes that the Government is a microcosm of the U.S. market in terms of breadth of IT uses, encompassing all vertical and horizontal segments found in the commercial marketplace. Like commercial entities, Government organizations have been steadily down sizing over the past few years, with ambitious plans for migration to client/server architectures. Although overall federal IT growth is projected to be 4.1% in fiscal 1997, computer hardware sales is projected to grow at 20%.

    Washington DC, Maryland, and Virginia accounted for 68% of IT spending in fiscal year 1995. The Company believes that its location within this area of concentration provides it with an advantage over its competitors in securing Government contracts. The Company also believes that it is able to realize significant cost savings due to its location.

    Congress recently passed the Information Technology Reform Act (the "ITRA") which took effect on August 8, 1996. The ITRA will have a profound effect on the way Government procures computers and related products and services and how vendors market and sell to the Government. The changes were made in an effort to reduce costs and expedite the IT procurement process. The most sweeping changes were (1) the repeal of the Brooks Act which had given the General Services Administration ("GSA") sole authority for purchasing IT and, (2) the change in the GSA schedule from a single year small purchase contracting program to a multi-year, Indefinite Delivery, Indefinite Quantity ("IDIQ") contract with no limit on the value of purchases. Prior to the new legislation, the GSA was responsible for overseeing all IT purchases as well as assuring fair and open competition. The new legislation has reduced GSA's role to negotiating and awarding GSA contracts to qualified IT vendors. GSA is paid a 2% commission on contract revenues for providing this service. The commission is paid equally by the vendor and the procuring agency.

    Although the legislation changes may seem minor or merely a technical adjustment to those not familiar with IT procurement by the Government, the Company believes that the new law will have far reaching effects in the procurement process, and, although there can be no assurance, the changes in the IT procurement rules will have a positive effect on the Company's revenues. The Company was awarded a new GSA contract that is valid through March 31, 1999. The new GSA schedule will provide the Company a perpetual procurement contract vehicle to market its products to the Government. In the past, the Company was forced to market only through the very competitive RFP process. IT purchases can now be directed to a particular vendor or the competition can be limited to selected vendors holding GSA contracts. The Company believes that its classification as a small business (under 1000 employees) is an added advantage when pursuing Government contracts. The Government in many cases will give preferential treatment or limit competition to small businesses. Since being awarded the contract in April 1996, the Company has received GSA contract orders totaling over $3,300,000, for most of which the Company has already been paid. The Company believes the GSA schedule to be the single most important contract vehicle for capturing a share of the Government contract market and accordingly the Company is expanding its marketing efforts to take advantage of these changes. See "Use of Proceeds."

COMMERCIAL MARKET

    Although the Company will continue to serve its Government market, the Company firmly believes that its "all in one" and server products are more suited to the commercial market. The Company also believes that the successful marketing of these new products will create additional sales for its existing products.

    The Company will market its new line of server products through systems software companies that currently port applications from mainframe computers to client/server networks. These companies offer Fortune 1000 companies a turn key solution to their IT problems. The successful sale of servers will give the Company the opportunity to sell its Desktop systems as clients in the network. The Company believes that it will also develop customer relationships that can be utilized to market other existing products such as notebooks.

    The Company also intends to market its all in one product to resellers that concentrate in the legal and educational markets. The system combines a computer, fax, stereo and television "all in one". The system has been designed to take advantage of the recently announced Intel Pentium 200MMX processor. The Pentium 200MMX is a multi-media CPU which is up to 20% faster than the conventional Pentium 200.

PRODUCTS

    The Company manufactures and assembles a full line of Intel based desktop personal computers, client servers, and notebook computers. The Company has recently entered into the high end fileserver and notebook markets. The Company recently introduced a line of high end fileservers based on the newest Pentium Pro processors and a high end Pentium notebook computer. The Company believes, although there can be no assurance, that these two product lines will be two of the fastest growing areas in the marketplace during the next three years.

    DESKTOPS

    The Company manufacturers a high performance line of Pentium desktop personal computers that are used as standalone and/or network computers. The systems incorporate the newest Intel technology and can accommodate all the Intel Pentium processors. The Company's desktops and motherboards have been tested by PC Magazine (September 1995) and Federal Computer Week (January 1996 and August

1996) and have been awarded "Editors Choice," "Best Value," and the prestigious "Best Buy" as the "fastest Pentium ever tested." The Company strives to keep ahead of the competition by constantly testing and incorporating the latest technology into its products.

    The Company is presently test marketing an "all in one" desktop computer that incorporates a 17" monitor, stereo speakers, microphone, Internet connection, television tuner, and full Pentium computer. The system is packaged in a single chassis with all the computer parts in a removable drawer for ease of upgrade and maintenance. The Company believes that initial reaction to the "all in one" has been very positive. The Company further believes that the "all in one" product will have applications in the Government and with customers outside of the Government. The Company is currently developing its "all in one" marketing strategy to appeal to both the Government and the private markets.

    FILESERVERS

    The Company is preparing to enter the lucrative high end file server market by introducing a custom line of fault tolerant fileservers based on Intel Pentium Pro (P6) Processors. The Company markets a single, dual and quad version of the processors. All of such processors are Microsoft Windows NT, Novell, Banyan, and Token Ring compatible. The new servers will offer the latest in technology which the Company believes will provide it with a significant price/performance advantage over its competitors, such as Dell and Compaq. The Company believes that Compaq and Dell are realizing significant margins in the server market. The Company is presently manufacturing servers as a subcontractor to Lockheed Martin on the multi-billion dollar worldwide Defense Messaging System (DMS). DMS is intended to be the largest private messaging network in the world supporting approximately 2,000,000 users.

    NOTEBOOKS

    The Company manufacturers, on a brand name basis, a state-of-the-art notebook with a 12.1" active matrix screen, 8 speed CD-Rom, built-in stereo sound, infrared communication, and many other advanced features. The system is assembled and configured in the United States by Dunn and meets the Federal Governments stringent Buy American and Trade Agreements Act requirements.

    STRATEGY

    The Company is an experienced Government contractor with significant proposal and program management expertise. The Company primarily pursues Government business by targeting two types of contracts, Indefinite Delivery and Indefinite Quantity (IDIQ), and GSA Schedule business contracts. The Company has determined that the Government market offers unique and significant opportunities for a custom computer manufacturer. Acting as a prime or subcontractor allows the Company to utilize its core expertise in Government contracting and custom assembly manufacturing. The Company believes that it has the ability to quickly react to the product requirements and the terms and conditions of the Government contracts. By primarily concentrating on the Government market, the Company believes that it has certain business advantages over mass market manufacturers such as Dell, Compaq, Gateway, IBM, etc. (which generally design and manufacture standard systems targeted at a broader market while the Company designs and manufactures systems specifically for the Government). Specifically, the Company believes that with its focus on a single vertical market (i.e., the Government), while offering a wide variety of horizontal computer applications, it has the following advantages:

        SIGNIFICANT INVENTORY RISK IS ELIMINATED BECAUSE INVENTORY IS PROCURED TO SATISFY FIRM FIXED PRICE CONTRACTS. The computer industry's volatile inventory such as memory and processors are purchased to satisfy specific contract requirements. Competitors like Compaq and IBM generally purchase or commit to inventory significantly in advance to meet its forecasted or historical requirements.

        THE COMPANY'S PRODUCTS ARE BUILT TO CONTRACT ORDER ALLOWING THE COMPANY TO TAKE ADVANTAGE OF THE LATEST IN TECHNOLOGY AND MARKET PRICES. Typically, the Government requires delivery 30 days after ordering which allows the Company to purchase the latest technology at the then prevailing prices while not incurring any extra expenses for ordering the technology on a rush basis. The Company believes that, by purchasing the latest technology, it is able to offer the "best of the breed" products.

        RECEIVABLE COLLECTIONS AND BAD DEBT ARE SIGNIFICANTLY REDUCED DUE TO THE STABILITY OF THE GOVERNMENT. The Government is a reliable payer who by law (Prompt Payment Act) must pay interest to suppliers after 30 days. In the 9 years the Company has been in business, it has not experienced a bad debt from the Government.

        LESS MARKETING EXPENSES DUE TO CONSOLIDATED MARKET. Although the Company intends to increase its marketing efforts after the Offering, the Company, as compared with its competitors, can allocate less advertising dollars to reach its buyers. Print advertising in the two main IT periodicals will reach nearly 100% of the market. Travel is greatly reduced because the Company's headquarters are located in the Washington DC area.

        CUSTOMIZATION OF PRODUCTS CAN BE ACCOMPLISHED EASILY BECAUSE PRODUCTS ARE PURCHASED TO SATISFY A SPECIFIC CONTRACT. The Company's parts are selected specifically with customization, upgrade, and serviceability goals. The Company's systems, unlike most competitors' systems, are not designed for the mass market but rather for ease of modification, upgrade and repair. Further, in the event that the Company develops an improved product or wishes to change the price of one or several of its products, the GSA Schedule has a built in mechanism which allows the Company to amend the contract several times per year.

        HISTORICAL PRICE DECREASES IN COMPUTER PARTS, SUCH AS MEMORY, PROCESSORS, AND COMPUTER HARD DISKS ALLOW THE COMPANY TO INCREASE PROFIT MARGINS OVER THE LIFE OF THE CONTRACT. During the life of a contract, the Company has the opportunity to modify the contract with the latest technology offering the Government lower prices and more power while increasing profit margins. Although the Government uses multi-year fixed price contracts, it is impossible to predict future technology changes and pricing. Therefore the Government normally puts a "technology enhancement or refresh clause" in all computer contracts. The clause encourages suppliers to keep the contract refreshed with the latest technology.

    The Company anticipates, although there can be no assurance, that the market will continue to grow even as the Government down sizes. The Company's client/server products, although custom configured, are used in everyday office tasks as productivity tools. The Government is on its third generation of personal computers and is a well educated user of technology. In many ways, the Government leads industry in the adaptation and use of modern technology tools such as personal computers. Based upon its general knowledge of the computer industry, the Company believes that the Government typically upgrades its information technology every two to three years.

    The Government, although perceived as difficult to understand and work with, offers the educated supplier unique opportunities. The Company's management includes experienced and highly trained federal contractors and computer specialists. The Company believes that its management's understanding of the subtleties of this unique market provides the Company with a significant advantage in penetrating and making profits in the Government arena.

MARKETING AND SALES

    The Company uses an in-house sales force and program managers to market its products and services. Although Dunn markets nationally, the Company's marketing efforts are concentrated in the Washington DC metropolitan area. The Washington metropolitan area (DC, VA, MD) accounts for 68% of all Government computers procured. The Company's sales to the Government result primarily from submission of proposals directly to the Government in response to RFPs, as a prime contractor or subcontractor, and direct marketing of products from the Company's GSA product catalogue.

    The Company believes that marketing will become increasingly important in light of the new procurement legislation and plans to begin a major brand recognition advertising campaign in two federal publications. The campaign will emphasize performance, value, and past experience. New products such as servers and the "all in one" system will be featured. The Company believes that its ability to offer state-of-the art products, past experience and an established customer base will prove to be an advantage now that Government customers can purchase large quantities of products from their GSA contract.

    AGGRESSIVE, TARGETED MARKETING. The Company targets the Government which is a computer literate, price conscious customer. The Company believes the Government represents the most attractive segment of the microcomputer direct marketing industry because it tends to demand leading edge, high performance technology products. The Company intends to generates sales opportunities through print media advertisements placed regularly in leading federal computer publications, such as Federal Computer Week and Government Computer News. The Company's advertisements feature testimonials, value-pricing, detailed product descriptions, and full color photographs.

    BUILDING CUSTOMER LOYALTY. The Company strives to build a strong relationship with its customers. The Company believes that a key to building customer loyalty is a team of knowledgeable and responsive account executives and technical and support staff. The Company assigns each customer a trained account executive, to whom subsequent calls to the Company will be directed. The Company believes that these strong one-on-one relationships improve the likelihood that the customer may consider the Company for future purchases. Product support technicians are available 24 hours per day 7 days a week.

    INNOVATIVE TECHNOLOGICALLY ADVANCED INFRASTRUCTURE. The Company uses advanced, standard off the shelf and proprietary, real-time information systems to support customer service, enhance the integration of the sales and accounting functions, and allow the Company to respond effectively to opportunities.

    UTILIZATION OF EMERGING MARKETING TECHNOLOGIES. The Company intends to exploit emerging electronic commerce technologies and believes that the Government will continue to expand and utilize these technologies. Internet and on-line computer services are being used by the Government to advertise opportunities as well as reference vendor information. The Company maintains a web site on the Internet wherein its GSA catalogue can be referenced by Government agencies. In addition, the Company provides the capability for customers to download updated software and drivers that become available. The Company intends to place its catalogs on diskette and CD-ROM. The Company believes that its targeted customer base will have a greater acceptance of these interactive services because its customers tend to have a greater familiarity with technology products and services.

SERVICE AND SUPPORT

    The Company believes that its dedication to prompt, efficient customer service and technical support are important factors in customer retention and overall satisfaction.

    TOLL-FREE TECHNICAL SUPPORT. The Company provides toll-free technical support to its customers 365 days a year. Product support technicians assist customers with questions concerning compatibility, installation, determination of defects and general questions of product use. The product support technicians authorize on-site service or Return Material Authorization ("RMA") to the Company for warranty service. The Company generally provides for a one-year RMA warranty on its products, although some customers require a three-year on-site service warranty. The Company makes service calls to its customers in the Washington, D.C. area and maintains arrangements with national service organizations to provide repair services outside the area.

    SPECIALTY COMMUNICATIONS. Company employees use the Internet network to enhance customer support and interbusiness correspondence. Customers can utilize the Internet to contact their sales, customer service and technical support representatives via text-based messages which are promptly returned.

COMPETITION

    The Company believes that unique terms and conditions and technical specifications of Government customers typically preclude national brand companies (IBM, Compaq, Dell Computer, AST, Apple, etc.) from being successful in responding to Government RFPs. Certain provisions of Government contracts

(i.e. long-term fixed prices, mandatory maintenance response times, liquidated damages, etc.) make it difficult for and often not in the best interests of high volume mass market companies to pursue. There can be no assurance that such companies will not devote significant resources to the Government market in the future.

    Although the Company has significant competition from local and remote companies, it believes that its record and past performance provides it with an advantage in competing for Government work. There has been a consolidation in the industry as a result of acquisitions and the failure of many firms. The competition has settled into a small group of competitors mostly in the Washington area, some of whom are not manufacturers but rather systems integrators. The Government has recently made past performance in federal contracting a significant criteria in vendor selection.

    The following companies are direct competitors of the Company:

COMPANY                                                                     TYPE
---------------------------------------------------  ---------------------------------------------------

BTG, Inc., Fairfax, VA                               System Integrator

Winn Laboratories, Inc. Manassas, VA                 Manufacturer

International Data Products Corp. (IDP) Rockville,   Manufacturer
  MD

Sysorex Information Systems, Inc., Winchester, VA    Systems Integrator

Cordant, Inc., Fairfax, VA                           Systems Integrator

Zenith Data Systems, Inc., IL                        Manufacturer

    The microcomputer products industry is highly competitive. Pricing is very aggressive in the industry and the Company expects pricing pressures to continue to intensify. The microcomputer products industry is also characterized by rapid changes in technology and consumer preferences, short product life cycles and evolving industry standards.

    Microcomputers are marketed through several distribution channels including traditional microcomputer retailers, computer superstores, consumer electronic and office supply superstores, GSA merchandisers, and other resellers. There can be no assurance that the Company can continue to compete effectively against existing competitors or new competitors that may enter the market in the future.

    There are many manufacturers of microcomputers, substantially all of which have greater financial, marketing and technological resources than the Company. The Company competes with manufacturers such as Compaq Computer Corporation, Dell Computer Corporation, Gateway 2000, IBM and Packard Bell Computer Corporation. These national brand companies, for a variety of reasons, have not focused on the Government market, but there can be no assurance they will not do so in the future. The Company competes with microcomputer manufacturers that market their products via direct marketing. The principal elements of competition are product reliability and quality, customization, price, customer service, technical support and product availability.

FACILITIES

    The Company operates in a 35,000 square foot facility in Loudoun County, Virginia. The facility is owned and operated by C&T Partnership, an entity comprised of Thomas Dunne, the Company's President, and his wife Claudia Dunne, the Company's Vice President. In addition, the mortgage on the facility is guaranteed by the Company. See "Certain Transactions." The Company presently utilizes approximately 20,000 square feet of the facility. The remaining 15,000 square feet are occupied by two non-affiliated tenants with concurrent leases terminating in May of 1998. It is anticipated that the Company will occupy the vacated space. The existing space in the facility can produce approximately 35,000 systems per year on a single shift basis. The Company's lease rate is $8.74 per square foot, including facility maintenance. The Company's lease expires in 1999, but it has an option to renew for an additional five years.

    The Company's goal is to increase production capacity to 200,000 units per year. The Company believes this can be accomplished in the existing facility on a three shift basis. The Company intends to have its facility certified for the International Quality Standard ISO 9000, which requires it to meet certain stringent requirements established in Europe, but adopted throughout the world, to ensure that facilities' manufacturing processes, equipment and associated quality control systems will satisfy specific customer requirements. The Company believes that the ISO 9000 quality standard will become a significant factor in the Government selection process. The Company estimates that it will take approximately 18 months to obtain ISO 9000 certification, but there can be no assurance such certification will be obtained.

PATENTS, TRADEMARKS AND LICENSES

    The Company does not maintain a traditional research and development group, but works closely with microcomputer product suppliers and other technology developers to stay abreast of the latest developments in microcomputer technology. While the Company does not believe that its continued success will depend upon the rights to a patent portfolio, there can be no assurance that the Company will continue to have access to existing or new technology for use in its products.

    The Company conducts its business under the trademarks and service marks "Dunn Computer Corporation". The Company has a copyright on its corporate logo. The Company believes its trademarks and service marks have significant value and are an important factor in the marketing of its products.

    Because most software used on Dunn Computer Corporation-configured computers is not owned by the Company, the Company has entered into software licensing arrangements with several software manufacturers, including Microsoft Corporation.

USE OF TRADENAMES AND PRODUCT NAMES

    The following trademarks or tradenames are used in this Prospectus to identify the entities claiming the marks or names of their products: "Apple" for Apple Computer, Inc., "AST" for AST Research Inc., "Compaq" for Compaq Computer Corporation, " "Dell Computer" for Dell Computer Corporation, "IBM" for International Business Machines Corporation, "Intel" and "Pentium" for Intel Corporation, "Microsoft," "MS-DOS" and "Microsoft Windows" for Microsoft Corporation, " "Novell" for Novell, Inc.

EMPLOYEES

    As of November 30, 1996, the Company employed 31 persons, of whom three are employed in executive capacities, seven are engaged in sales and marketing, two are engaged in administrative capacities, and nineteen (19) are engaged in operations. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relationship with its employees to be good.

LEGAL PROCEEDINGS

    In fiscal 1996, Pulsar Data Sytems, a vendor, commenced an action against the Company in the Circuit Court for Loudoun County, Virginia. The Plaintiff seeks refund of approximately $124,000 in connection with a rebate offered by the manufacturer of certain products purchased from Plaintiff by the Company. The Company is vigorously contesting the action, both factually and legally, and has asserted a counter claim contending that the disputed money rightfully belongs to the Company.

    The Company is not aware of any other legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the Directors and Executive Officers of the Company:

NAME                                                  AGE                          POSITION
------------------------------------------------      ---      ------------------------------------------------
Thomas P. Dunne.................................          54   Chairman, Chief Executive Officer, and President
John D. Vazzana.................................          52   Executive Vice President, Chief Financial
                                                               Officer, Director
Claudia N. Dunne................................          37   Vice President, Director
VADM E. A. Burkhalter, Jr., USN.................          68   Director

    The term of office of each Director is until the next annual meeting of shareholders and until a successor is elected and qualified or until the Director's earlier death, resignation or removal from office. Executive officers hold office until their successors are chosen and qualify, subject to earlier removal by the Board of Directors. Set forth below is a biographical description of each director and executive officer of the Company based on information supplied by each of them.

    THOMAS P. DUNNE has been Chairman, Chief Executive Officer and President of the Company since he founded the Company in 1987. From 1982-1987, Mr. Dunne was the Director of Sales for Syntrex Corporation, a corporation that supplies computer hardware and software to the legal profession. Prior thereto, Mr. Dunne spent 12 years with Perkin Elmer Corporation, a Delaware corporation, where he held several positions, including Director of North American Sales. Mr. Dunne also served in the Untied States Army for two years where he was a Senior Instructor with the Army Electronics Command. Mr. Dunne is married to Ms. Claudia Dunne, the Vice President of the Company.

    JOHN D. VAZZANA has been the Executive Vice President and Chief Financial Officer of the Company and a Director since 1994. From 1992-1994, Mr. Vazzana was the CEO of Hitchler Industry, a manufacturer of plastic lumber made from recycled plastic. From 1986-1992, Mr. Vazzana was CEO of NRM Steelastic, a company which he founded which was engaged in the manufacture of capital equipment for the tire industry. In January 1992, NRM Steelastic filed for bankruptcy protection primarily as a result of the loss of a significant portion of its business due to the on-set of the Persian Gulf War. The corporate bankruptcy has not been discharged to date. Prior thereto, Mr. Vazzana was Executive Vice President for C3, Inc., a federal computer systems integrating company which he co-founded in 1974.

    CLAUDIA N. DUNNE, a co-founder of the Company, has been Vice President and a Director of the Company since its inception. From 1985-1987, Ms. Dunne was Federal Proposal Manager for Syntrex, Inc. From 1983-1985, Ms. Dunne was Proposal Manager for Harris & Paulson, a company which, like Syntrex, Inc., sold minicomputers and proprietary time and accounting software for law firms. Ms. Dunne is married to Mr. Thomas Dunne, the President of the Company.

    VICE ADMIRAL E. A. BURKHALTER, JR., has been a director of the Company since January 1997. Mr. Burkhalter is currently the President of Burkhalter Associates, Inc. a consulting firm providing services in the areas of international and domestic strategy, management policy and technology applications for both government and industry. Mr. Burkhalter is also currently a member of the Director of Central Intelligence (DCI) Military Advisory Panel and serves as an advisor to the Defense Intelligence Agency. He is also an Officer and Director of the Navy Submarine League. Mr. Burkhalter has served as an International Director for the Armed Forces Communications and Electronics Association (AFCEA) and as Director of the Security Affairs Support Association
(SASA). Mr. Burkhalter spent 40 years as a member of the United States Navy, during which time he held several positions, including Director of Strategic Operations for the Chairman of the Joint Chiefs of Staff, commanding officer of a nuclear submarine followed by command of a submarine division and squadron. During the second half of Mr. Burkhalter's Naval career, he served principally in intelligence assignments, including senior positions in Naval Intelligence, The Defense Intelligence Agency, and as Director of the Intelligence Community Staff. Upon retirement, he was senior military officer assigned to duty in the U.S. Intelligence Community and directed the principal coordinating body for all U.S. intelligence activities. As the Director of the Intelligence Community Staff for four years, he had direct responsibilities for the integration of all aspects of National and Military Intelligence, Space Programs and working relationships with the Assistant Secretary of Defense for C3 I Systems, which included the management of the Defense Reconnaissance Support Program Office. Mr. Burkhalter has chaired a 20-person advisory panel for the Defense Advanced Research Projects Agency concerning advanced space technology and light satellite initiatives. He served on a review of antisubmarine warfare sponsored by the U.S. Congress. He also chaired an interagency task force for then Vice President George Bush which studied issues related to the prevention of terrorists and narcotics traffickers from crossing U.S. borders. He is currently the Chairman of the Attorney General's Policy Advisory Panel for Law Enforcement Technology. Mr. Burkhalter is a 1951 graduate of the U.S. Naval Academy.

    The Underwriter has the right, during the three year period following the effective date of this Offering, to designate one director to serve as a member of the Company's Board of Directors and the Company will use its best efforts to elect such individual.

COMMITTEES OF THE BOARD

    The Company's Board of Directors has an Audit Committee, comprised of the two outside Directors, and a Compensation Committee, comprised of the two outside directors and Thomas P. Dunne.

COMPENSATION OF DIRECTORS

    The Company has not paid and does not presently propose to pay compensation to any director for acting in such capacity, except for nominal sums for attending Board of Directors meetings and reimbursement for reasonable expenses in attending those meetings. As an incentive, each outside Director will be granted a stock option for 10,000 shares of Common Stock at an exercise price which management believes approximates their fair market value.

EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding compensation paid by the Company during each of the last two fiscal years to the Company's Chief Executive Officer and to each of the Company's executive officers who earned in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                                          LONG-TERM
                                                                                                        COMPENSATION
                                                                         ANNUAL COMPENSATION         -------------------
                                                                  ---------------------------------       NUMBER OF
NAME AND PRINCIPAL POSITION                                         YEAR     SALARY($)    BONUS($)     OPTIONS GRANTED
----------------------------------------------------------------  ---------  ----------  ----------  -------------------
Thomas P. Dunne.................................................       1995  $  240,000     275,000
  Chairman, Chief Executive Officer                                    1996  $  240,000  $                      -0-
  and President
John D. Vazzana.................................................       1995  $  240,000     275,000
  Executive Vice President, Chief                                      1996  $  240,000  $                      -0-
  Financial Officer, Director

INCENTIVE STOCK OPTION PLAN

    Under the Company's Incentive Stock Option Plan (the "Plan"), options to purchase a maximum of 600,000 shares of Common Stock of the Company (subject to adjustments in the event of stock splits, stock dividends, recapitalizations and other capital adjustments) may be granted to employees, officers and directors of the Company and other persons who provide services to the Company. As of the date of this Prospectus, 232,500 of such options have been granted at an exercise price of $4.15. The options to be granted under the Plan are designated as incentive stock options or non-incentive stock options by the Board of Directors which also has discretion as to the persons to be granted options, the number of shares subject to the options and the terms of the option agreements. Only employees, including officers and part time employees of the Company, may be granted incentive stock options. Officers and directors who currently own more than 5% of the outstanding stock are not eligible to participate in the Plan.

    The Plan provides that options granted thereunder shall be exercisable during a period of no more than ten years from the date of grant, depending upon the specific option agreement, and that, with respect to incentive stock options, the option exercise price shall be at least equal to 100% of the fair market value of the Common Stock at the time of the grant.

RETIREMENT PLANS

    The Company established a discretionary contribution plan effective November 1, 1994 (the "401(k) Plan") for its employees who have completed three months of service with the Company. The 401(k) Plan is administered by the Company and permits pre-tax contributions by participants pursuant to Section 401(k) of the Code up to the maximum allowable contributions as determined by the Code. The Company may match participants' contributions on a discretionary basis. In fiscal year 1995 and 1996, the Company contributed $.25 for each $1.00 contributed by the employees.

    During the fiscal year ended October 31, 1995, the Company established a defined benefit plan covering substantially all salaried employees (the "Pension Plan"). The Pension Plan benefits are based on years of service and the employee's compensation. The Company contributes, on an annual basis, amounts sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The assets of the Pension Plan are invested in money markets and corporate debt and equity instruments. The Company contributed an aggregate of approximately $135,000 for the Pension Plan years ending October 31, 1995 and 1996, which amount met the minimum funding requirements under ERISA.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information, as of the date hereof, and as adjusted to give effect to the Offering and the transactions contemplated thereby, with respect to the beneficial ownership of the Common Stock by each beneficial owner of more than 5% of the outstanding shares thereof, by each director, each nominee to become a director and each executive named in the Summary Compensation Table and by all executive officers, directors and nominees to become directors of the Company as a group, both before and after giving effect to the Offering.

                                                                                                  PERCENTAGE OF
                                                                                                   OUTSTANDING
                                                                                                   COMMON STOCK
                                                                                                BENEFICIALLY OWNED
                                                                     NUMBER OF SHARES OF  ------------------------------
                        NAME AND ADDRESS OF                             COMMON STOCK          BEFORE           AFTER
                         BENEFICIAL OWNER                            BENEFICIALLY OWNED     OFFERING(1)     OFFERING(2)
                 ---------------------------------                   -------------------  ---------------  -------------
Thomas P. Dunne....................................................        2,240,000(3)             56%           44.8%
  c/o Dunn Computer Corporation
  1306 Squire Court
  Sterling, VA 20166

John D. Vazzana....................................................        1,200,000                30%             24%
  c/o Dunn Computer Corporation
  1306 Squire Court
  Sterling, VA 21066

Claudia N. Dunne...................................................          560,000(4)             14%           11.2%
  c/o Dunn Computer Corporation
  1306 Squire Court
  Sterling, VA 20166

VADM E.A. Burkhalter...............................................           10,000(5)          *               *

All Executive Officers and Directors as a Group....................        4,000,000               100%             80%

------------------------

*   less than 1%

(1) Calculated based upon 4,000,000 shares outstanding prior to the Offering and does not give effect to 600,000 shares of Common Stock which are reserved for issuance under the Plan.

(2) Assumes 5,000,000 shares outstanding after the Offering without giving effect to the exercise of the Over-Allotment Option or the Underwriter's Warrants.

(3) Mr. Dunne disclaims beneficial ownership of 560,000 shares of Common Stock held by Claudia Dunne, the Company's Vice President, and Mr. Dunne's wife.

(4) Ms. Dunne disclaims beneficial ownership of 2,240,000 shares of Common Stock held by Thomas Dunne, the Company's President and CEO, and Ms. Dunne's husband.

(5) Represents shares of the Company's Common Stock underlying stock options granted to Mr. Burkhalter pursuant to the Plan.

                              CERTAIN TRANSACTIONS

    The Company leases its facility from C&T Partnership, an entity owned and controlled by Thomas and Claudia Dunne, both affiliates of the Company. In addition, the mortgage on the facility is guaranteed by the Company. For the terms of the lease and a description of the facility, see
"Business--Facilities."

    On January 6, 1997, the Company issued options to purchase an aggregate of 232,500 of the Company's common stock to 17 affiliates of the Company. The options vest over a period of 4 years and are exercisable at $4.15 per share. The options expire on January 5, 2002.

    On January 6, 1997, the Company entered into a share exchange agreement (the "Share Exchange Agreement") with Dunn Computer Corporation, a Virginia corporation, whereby such Virginia corporation became a wholly-owned subsidiary of the Company. Pursuant to the Share Exchange Agreement, the Company exchanged its stock on a 2,799.160251 for 1 basis with the holders of stock of the Virginia corporation.

    In July, 1994, John Vazzana, an officer of the Company, acquired an aggregate of 428.7 shares of the Virginia corporation's Common Stock for an aggregate consideration of $100,000. These shares were exchanged for 1,200,000 shares of the Company's Common Stock pursuant to the Share Exchange Agreement.

                           DESCRIPTION OF SECURITIES

    The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's articles of incorporation ("Articles of Incorporation") and bylaws (the "Bylaws"), and the Underwriting Agreement between the Company and the Underwriter, copies of all which have been filed with the Commission as Exhibits to the Registration Statement of with this Prospectus is a part.

GENERAL

    The Company is authorized by its Articles of Incorporation to issue an aggregate of 20,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares, $.001 par value, of preferred stock (the "Preferred Stock"). Immediately prior to this Offering, an aggregate of 4,000,000 shares of Common Stock are issued and outstanding. No shares of the authorized Preferred Stock are issued and outstanding. All outstanding shares of Common Stock are of the same class, and have equal rights and attributes.

PREFERRED STOCK

    The Company is authorized by its Articles of Incorporation to issue a maximum of 2,000,000 shares of Preferred Stock, in one or more series and containing such rights, privileges and limitations, including voting rights, dividend rates, conversion privileges, redemption rights and terms, redemption prices and liquidation preferences, as the Board of Directors of the Company may, from time to time, determine. No shares of Preferred Stock have been issued, and the Company has no present plans to issue any Preferred Stock.

    The issuance of shares of Preferred Stock pursuant to the Board's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and could otherwise adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of authorized but unissued Preferred Stock, unless required by law.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any shares of Preferred Stock that may be outstanding from time to time. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company, subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock offered hereby will be, fully paid and nonassessable.

    The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if the Company were to elect to sell additional shares of Common Stock following this Offering, persons acquiring Common Stock in this Offering would have no right to purchase additional shares, and as a result, their percentage equity interest in the Company would be reduced.

    The holders of Common Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the Directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of Common Stock would not be able to elect any Directors. The Board is empowered to fill any vacancies on the Board created by the resignation, death or removal of Directors.

    Upon completion of this Offering (but without giving to the exercise of the Over-Allotment Option, the Underwriter's Warrants or any outstanding stock options), the Company's executive officers and directors will beneficially own approximately 80% of the outstanding shares of Common Stock, and will be in a position to control the voting results of certain actions required or permitted to be taken by stockholders of the Company, including the election of directors. However, as no voting agreement exists among these executive officers and directors, each is able to vote as he or she may desire on any issue affecting the Company.

DELAWARE ANTI-TAKEOVER LAW

    Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law") generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (iii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding shares owned by directors who are also officers of the corporation and by certain employee stock plans, (iv) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 3/4% of the outstanding voting stock of the corporation that is not owned by the interested stockholder, or (v) the majority of the corporation's stockholders adopt an amendment to the corporation's certificate of incorporation electing not to be governed by the Delaware anti-takeover law, such amendment not being effective for 12 months following its adoption and not applicable to any business combination between the corporation and a stockholder who became an interested stockholder after its adoption. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation's voting stock within three years.

PERSONAL LIABILITY OF DIRECTORS

    The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the personal liability of a director to the corporation for monetary damages arising from certain breaches of fiduciary duties as a director. The Company's Certificate of Incorporation includes such a provision eliminating the personal liability of directors to the Company and its stockholders for monetary damages for any breach of fiduciary duty as a director, except (i) any breach of a director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or
(iv) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law. Directors are also not insulated from liability for claims arising under the federal securities laws. The foregoing provisions of the Company's Certificate of Incorporation may reduce the likelihood of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

    The Company's Certificate of Incorporation also provides that the Company shall indemnify its directors, officers and agents to the fullest extent permitted by the Delaware General Corporation Law. The Company does not have directors' and officers' liability insurance but may secure such insurance in the future. Furthermore, the Company may enter into indemnity agreements with its directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law.

TRANSFER AGENT

    The Transfer Agent for the Common Stock of the Company is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the consummation of this Offering, the Company will have 5,000,000 shares of Common Stock outstanding. In addition, the Company has reserved for issuance 600,000 shares upon the exercise of options eligible for grant under the Company's Stock Option Plan, 232,500 of which have been granted. Of the shares of Common Stock to be issued and outstanding after this Offering, the 1,000,000 shares of Common Stock offered hereby (plus any additional shares sold upon exercise of the Over-Allotment Option) will be freely tradeable without restriction or further registration under the Act, except for any shares purchased or held by an "affiliate" of the Company (in general, a person who has a control relationship with the Company) which will be subject to the limitations of Rule 144 adopted under the Act ("Rule 144"). The remaining 4,000,000 shares of Common Stock are "restricted securities" as that term is defined under Rule 144, and may not be sold unless registered under the Act or exempted therefrom. All of the foregoing shares are now eligible to be sold in accordance with the exemptive provisions and the volume limitations of Rule 144.

    In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an "affiliate" of the Company, (or persons whose shares are aggregated), who for at least two years has beneficially owned restricted securities acquired directly or indirectly from the Company or an affiliate of the Company in a private transaction is entitled to sell in brokerage transactions within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the total number of outstanding shares of the same class, or (ii) if the stock is quoted on the NASDAQ National Market System, the average weekly trading volume in the stock during the four calendar weeks preceding the day notice is given to the Securities and Exchange Commission with respect to such sale. A person (or persons whose shares are aggregated) who is not an affiliate and has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned restricted securities for at least three years is entitled to sell such shares pursuant to subparagraph (k) of Rule 144 without regard to any of the limitations described above.

    All of the Company's directors and executive officers, (who hold in the aggregate 4,000,000 shares), have agreed not to sell, offer to sell or otherwise dispose of any shares of the Company's Common Stock until 180 days from the date of this Prospectus, except pursuant to gifts or pledges in which the donee or pledgee agrees to be bound by such restrictions, without the prior written consent of the Underwriter. These agreements are enforceable only by the parties thereto, and are subject to rescission or amendment at any time without approval of other stockholders.

    Sales of the Company's Common Stock by certain of the present stockholders in the future, under Rule 144, may have a depressive effect on the price of the Company's Common Stock.

                                  UNDERWRITING

    The Company has agreed to sell, and the Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company on a firm commitment basis, 1,000,000 shares of Common Stock.

    The Underwriter has advised the Company that it proposes to offer the 1,000,000 shares of Common Stock to the public at the public Offering price set forth on the cover page of this Prospectus and that it may allow to selected dealers who are members of the National Association of Securities Dealers, Inc.
("NASD"), concessions of not in excess of $         per share of Common Stock of
which not more than $      per share of Common Stock may be re-allowed to
certain other dealers. After the initial public Offering, the public Offering price, concessions and reallowances may be changed by the Underwriter.

    The Underwriting Agreement provides further that the Underwriter will receive a non-accountable expense allowance of 3% ($35,000 of which has been previously paid) of the aggregate public Offering price of the shares of Common Stock sold hereunder (including any shares of Common Stock sold pursuant to the Over-Allotment Option) (which allowance amounts to $150,000 or $172,500 if the Over-Allotment Option is exercised in full).

    The Company's existing stockholders have granted to the Underwriter the Over-Allotment Option, which is exercisable for a period of 45 calendar days after the closing of the Offering, to purchase up to an aggregate of 150,000 additional shares of Common Stock at the public Offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

    The Company has agreed to sell to the Underwriter for $10 the Underwriter's Warrants to purchase 100,000 shares of Common Stock. The Underwriter's Warrants will be non-exercisable for one year after the date of this Prospectus. Thereafter, for a period of four years, the Underwriter's Warrants will be exercisable at $6.50 per share of Common Stock. The Underwriter's Warrants are not transferable for a period of one year after the date of this Prospectus, except to officers and partners of the Underwriter and to members of the selling group and their officers and partners. The Company has also granted certain registration rights to the holders of the Underwriter's Warrants.

    For the life of the Underwriter's Warrants, the holders thereof are given, at nominal cost, the opportunity to profit from a rise in the market price of the Company's Common Stock with a resulting dilution in the interest of other stockholders. Further, the holders may be expected to exercise the Underwriter's Warrants at a time when the Company would in all likelihood be able to obtain equity capital on terms more favorable than those provided in the Underwriter's Warrants.

    The Company has granted the Underwriter, for a period of three years after the date of this Prospectus, a right of first refusal with respect to the underwriting or placement of any public or private sale of debt or equity securities (excluding sales to employees) by the Company or any subsidiary of the Company.

    The Company has agreed to retain the Underwriter as a financial consultant to the Company for a period of 24 months after the Offering for an aggregate fee of $60,000 payable in full upon consummation of the Offering.

    The Company has agreed, for a period of one year after the date of this Prospectus, not to issue any shares of Common Stock or Preferred Stock or any warrants, options or other rights to purchase Common Stock or Preferred Stock without the prior written consent of the Underwriter. Notwithstanding the foregoing, the Company may issue shares upon exercise of any warrants or options outstanding on the date hereof or to be outstanding upon completion of the Offering pursuant to the terms thereof, and may issue shares reserved for issuance under the 1997 Option Plan. The Company has also agreed to cause the Company's current stockholders owning all of the Common Stock outstanding as of the date hereof to enter into written agreements with the Underwriter pursuant to which such stockholders shall agree not to sell any of their shares for a period of six months after the date of Prospectus without the prior written consent of the Underwriter.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against liabilities in connection with the Offering, including liabilities under the Act.

    The Company has agreed, if requested by the Underwriter at any time within three years after the closing of the Offering, to nominate and use its best efforts to elect a designee of the Underwriter as a director of the Company or, at the Underwriter's option, as a non-voting advisor to the Company's Board of Directors. Such designee may be a director, officer, partner, employee or affiliate of the Underwriter. The person to be designated by the Underwriter has not been identified to date.

    The initial public Offering price of the shares of Common Stock offered has been determined by negotiation between the Company and the Underwriter. Factors considered in determining the Offering price of the shares of Common Stock offered hereby included the business in which the Company is engaged, the Company's financial condition, an assessment of the Company's management, the general condition of the securities markets and the demand for similar securities of comparable companies.

    The foregoing is a brief summary of the provisions of the Underwriting Agreement, the Underwriter's Warrants and other agreements referred to above and does not purport to be a complete statement of their respective term and conditions. Copies of such agreements have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

                                 LEGAL OPINIONS

    The legality of the Common Stock offered by this Prospectus will be passed upon for the Company by Gersten, Savage, Kaplowitz, Fredericks & Curtin, LLP, New York, New York. Certain legal matters will be passed upon by Stark & Stark, P.C., Lawrenceville, New Jersey, counsel for the Underwriter in connection with the Offering. Gersten, Savage, Kaplowitz, Fredericks & Curtin, LLP has represented the Underwriter in the past and may do so again in the future.

                                    EXPERTS

    The consolidated financial statements of Dunn Computer Corporation at October 31, 1996, and for each of the two years in the period ended October 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement under the Act with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement and the exhibits thereto, and references is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois upon payment of the prescribed fees. At the date hereof, the Company was not a reporting company under the Securities Exchange Act of 1934, as amended.

                      INDEMNIFICATION FOR ACT LIABILITIES

    The Certificate of Incorporation and By-laws of the Company provide that the Company shall indemnify to the fullest extent permitted by Delaware law any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Company. Such indemnification (other than as ordered by a court) shall be made by the Company only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel or by the stockholders. In addition, the Certificate of Incorporation provides for the elimination, to the extent permitted by Delaware law, of personal liability of directors to the Company and its stockholders for monetary damages for breach of fiduciary duty as directors.

    The Company proposes to obtain a directors and officers insurance and company reimbursement policy. The policy, if obtained, would insure directors and officers against unindemnified losses arising from certain wrongful acts in their capacities and would reimburse the Company for such loss for which the Company has lawfully indemnified the directors and officers.

    The Company has also agreed to indemnify each director and executive officer pursuant to an Indemnification Agreement with each such director and executive officer from and against any and all expenses, losses, claims, damages and liability incurred by such director or executive officer for or as a result of action taken while such director or executive officer was acting in his capacity as a director, officer, employee or agent of the Company.

    Insofar as indemnification for liabilities arising under the Act may be provided to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           DUNN COMPUTER CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Ernst & Young LLP, Independent Auditors..........................................................        F-2
Consolidated Balance Sheet as of October 31, 1996..........................................................        F-3
Consolidated Statements of Income for the years ended October 31, 1995 and 1996............................        F-4
Consolidated Statements of Stockholders' Equity for the years ended October 31, 1995 and 1996..............        F-5
Consolidated Statements of Cash Flows for the years ended October 31, 1995 and 1996........................        F-6
Notes to Consolidated Financial Statements.................................................................        F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors

    We have audited the accompanying consolidated balance sheet of Dunn Computer Corporation as of October 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the two years in the period ended October 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dunn Computer Corporation at October 31, 1996, and the consolidated results of its operations and its cash flows for the two years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Vienna, Virginia
December 13, 1996, except Notes 1 and 11, as to which the date is January 6, 1997

                           DUNN COMPUTER CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                                                      OCTOBER 31,
                                                                                                          1996
                                                                                                      ------------
                                               ASSETS
Current assets:
  Cash and cash equivalents.........................................................................  $    897,664
  Accounts receivable, less allowance for doubtful accounts of $15,000..............................     3,174,060
  Inventory, less obsolescence reserve of $20,000...................................................       985,603
  Investments.......................................................................................       150,000
                                                                                                      ------------
Total current assets................................................................................     5,207,327
Property and equipment, net.........................................................................        63,763
Other assets........................................................................................         3,540
                                                                                                      ------------
Total assets........................................................................................  $  5,274,630
                                                                                                      ------------
                                                                                                      ------------

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................................................................  $  2,452,161
  Accrued expenses..................................................................................       285,244
  Income taxes payable..............................................................................       519,308
  Deferred tax credit...............................................................................        11,086
  Unearned revenue..................................................................................        67,640
                                                                                                      ------------
Total current liabilities...........................................................................     3,335,439

Commitments
Stockholders' equity:
  Preferred Stock, $.001 par value; 2,000,000 shares authorized, no shares issued and outstanding...       --
  Common Stock, $.001 par value; 20,000,000 shares authorized, 4,000,000 shares issued and
    outstanding.....................................................................................         4,000
  Additional paid-in capital........................................................................       111,857
  Retained earnings.................................................................................     1,823,334
                                                                                                      ------------
Total stockholders' equity..........................................................................     1,939,191
                                                                                                      ------------
Total liabilities and stockholders' equity..........................................................  $  5,274,630
                                                                                                      ------------
                                                                                                      ------------

                            SEE ACCOMPANYING NOTES.

                           DUNN COMPUTER CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEARS ENDED OCTOBER 31,
                                                                   ---------------------------
                                                                       1995          1996
                                                                   ------------  -------------
Revenues.........................................................  $  7,491,452  $  18,098,638
Costs of revenues................................................     6,046,480     14,102,442
                                                                   ------------  -------------
Gross profit.....................................................     1,444,972      3,996,196
Selling and marketing............................................       154,110        475,471
General and administrative.......................................       812,046      1,496,979
                                                                   ------------  -------------
Income from operations...........................................       478,816      2,023,746
Other income.....................................................        34,512         49,343
Interest expense.................................................       (26,246)       (57,925)
                                                                   ------------  -------------
Net income before income taxes...................................       487,082      2,015,164
Provision for income taxes.......................................       244,000        776,000
                                                                   ------------  -------------
Net income.......................................................  $    243,082  $   1,239,164
                                                                   ------------  -------------
                                                                   ------------  -------------
Earnings per share...............................................  $        .06  $         .31
                                                                   ------------  -------------
                                                                   ------------  -------------
Weighted average number of shares outstanding....................     4,036,125      4,036,125
                                                                   ------------  -------------
                                                                   ------------  -------------

                            SEE ACCOMPANYING NOTES.

                           DUNN COMPUTER CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    COMMON STOCK       ADDITIONAL  RECEIVABLE
                                                ---------------------   PAID-IN       FROM        RETAINED
                                                  SHARES     AMOUNT     CAPITAL    STOCKHOLDER    EARNINGS       TOTAL
                                                ----------  ---------  ----------  -----------  ------------  ------------
Balance at October 31, 1994...................   4,000,000  $   4,000  $  111,857   $(132,538)  $    341,088  $    324,407
  Cash receipts from stockholder..............      --         --          --          32,538        --             32,538
  Net income..................................      --         --          --          --            243,082       243,082
                                                ----------  ---------  ----------  -----------  ------------  ------------

Balance at October 31, 1995...................   4,000,000      4,000     111,857    (100,000)       584,170       600,027
  Cash receipts from stockholder..............      --         --          --         100,000        --            100,000
  Net income..................................      --         --          --          --          1,239,164     1,239,164
                                                ----------  ---------  ----------  -----------  ------------  ------------

Balance at October 31, 1996...................   4,000,000  $   4,000  $  111,857   $  --       $  1,823,334  $  1,939,191
                                                ----------  ---------  ----------  -----------  ------------  ------------
                                                ----------  ---------  ----------  -----------  ------------  ------------

                            SEE ACCOMPANYING NOTES.

                           DUNN COMPUTER CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          YEARS ENDED OCTOBER 31,
                                                                                         -------------------------
                                                                                            1995          1996
                                                                                         -----------  ------------
OPERATING ACTIVITIES
Net income.............................................................................  $   243,082  $  1,239,164
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization......................................................       25,441        32,300
    Changes in operating assets and liabilities:
      Accounts receivable..............................................................     (734,660)     (951,553)
      Inventory........................................................................     (515,426)      211,763
      Other assets.....................................................................       (8,000)        9,460
      Accounts payable.................................................................      652,864       471,636
      Accrued expenses.................................................................      309,471      (193,084)
      Income taxes payable.............................................................      223,582       260,947
      Deferred tax credit..............................................................        9,399       (66,276)
      Unearned revenue.................................................................      --             67,640
                                                                                         -----------  ------------
Net cash provided by operating activities..............................................      205,753     1,081,997

INVESTING ACTIVITIES
Purchases of property and equipment....................................................      (15,617)      (21,040)
Purchase of investments................................................................      --           (150,000)
                                                                                         -----------  ------------
Net cash used in investing activities..................................................      (15,617)     (171,040)

FINANCING ACTIVITIES
Net payments on bank line of credit....................................................     (194,809)     (252,231)
Repayment from stockholder.............................................................       32,538       100,000
                                                                                         -----------  ------------
Net cash used in financing activities..................................................     (162,271)     (152,231)

Net increase in cash and cash equivalents..............................................       27,865       758,726
Cash and cash equivalents at beginning of the year.....................................      111,073       138,938
                                                                                         -----------  ------------
Cash and cash equivalents at end of the year...........................................  $   138,938  $    897,664
                                                                                         -----------  ------------
                                                                                         -----------  ------------

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid..........................................................................  $    26,246  $     57,925
                                                                                         -----------  ------------
                                                                                         -----------  ------------
Income taxes paid......................................................................  $   --       $    581,000
                                                                                         -----------  ------------
                                                                                         -----------  ------------

                            SEE ACCOMPANYING NOTES.

                           DUNN COMPUTER CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

    Dunn Computer Corporation (the "Corporation") was incorporated on July 27, 1987 under the laws of the Commonwealth of Virginia.

    On January 3, 1997, Dunn Computer Corporation (the "Company"), a Delaware corporation, was formed as a holding company for the stock of Dunn Computer Corporation, the Virginia corporation. On January 6, 1997, the Board of Directors and stockholders of the Corporation approved and effected a 2,799.160251 for 1 stock exchange with the Company whereby the holders of the Corporation's Common Stock would receive 2,799.160251 shares of Common Stock in the Company for each share of Common Stock in the Corporation. All references in the accompanying consolidated financial statements as to the number of shares of Common Stock and per-share amounts have been restated to reflect the stock exchange. Also, the Company authorized 2,000,000 shares of Preferred Stock with rights and preferences to be determined by the Board of Directors at a later date.

    The Company is engaged in the business of providing custom computer systems and related equipment to businesses and government agencies.

2. SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

INVESTMENTS

    At October 31, 1996, investments consisted of shares of common stock of a privately-held internet company with a cost basis of approximately $150,000. The Company believes that this carrying amount represents the lower of cost or market. The Company is accounting for this investment using the cost method since the Company's investment represents less than 20% of the privately-held internet company's outstanding stock.

INVENTORY

    Inventory is stated at the lower of cost or market as determined by the first-in first-out (FIFO) method.

INCOME TAXES

    The Company provides for income taxes in accordance with the liability method.

REVENUES

    The Company generally recognizes revenues based on shipment of products. Revenues are earned principally pursuant to various contracts with agencies of the Federal government and commercial customers. The Company generally does not require collateral on such contracts. The length of the Company's contracts generally range from one to three years.

                           DUNN COMPUTER CORPORATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The products sold are generally covered by a warranty for periods ranging from two to three years. The Company accrues a warranty reserve for revenues recognized during the year to record estimated costs to provide warranty services.

    Unearned revenue relates to cash received from credit card sales as of October 31, 1996 for which the related inventory was shipped subsequent to October 31, 1996.

    During the year ended October 31, 1995, the Company had revenues from two agencies of the Federal government which represented 73% and 12% of total revenues. During the year ended October 31, 1996, the Company had revenues from two agencies of the Federal government which represented 22% and 14% of total revenues. In addition, during 1996, the Company had revenues from two commercial customers which represented 17% and 16% of total revenues.

EARNINGS PER SHARE

    The Company's earnings per share calculations are based upon the weighted average number of shares of Common Stock outstanding. Pursuant to the requirements of Securities and Exchange Commission Staff Accounting Bulletin No. 83, options to purchase Common Stock issued at prices below the initial public offering (the "IPO") price during the twelve months immediately preceding the contemplated initial filing of the registration statement relating to the IPO, have been included in the computation of the earnings per share as if they were outstanding for all periods presented (using the treasury stock method assuming repurchase of Common Stock at the estimated IPO price). In subsequent periods, stock options and warrants under the treasury stock method will be included to the extent that they are dilutive.

USE OF ESTIMATES

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT PRONOUNCEMENTS

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" which is effective for the Company's fiscal 1997 consolidated financial statements. SFAS No. 123 allows companies to account for stock-based compensation under either the new provisions of SFAS No. 123 or the provisions of APB No. 25, but requires pro forma disclosure in the footnotes to the consolidated financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with the provisions of APB No. 25. As such, the implementation of SFAS No. 123 will not materially impact the financial position or results of operations of the Company.

                           DUNN COMPUTER CORPORATION

3. PROPERTY AND EQUIPMENT

    Property and equipment, including leasehold improvements, are stated at cost. Property and equipment are depreciated and amortized using the straight-line method over the estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life.

    Property and equipment consists of the following:

                                                                                   OCTOBER 31,
                                                                                      1996
                                                                                   -----------
Computer and office equipment....................................................  $    69,626
Furniture and fixtures...........................................................       20,663
Leasehold improvements...........................................................       27,424
Vehicles.........................................................................       78,742
                                                                                   -----------
                                                                                       196,455

Less accumulated depreciation and amortization...................................     (132,692)
                                                                                   -----------
                                                                                   $    63,763
                                                                                   -----------
                                                                                   -----------

4. BANK LINES OF CREDIT

    In April 1996, the Company entered into a line of credit agreement with a bank whereby the Company could borrow up to $2,000,000. Outstanding borrowings bear interest at prime plus three-fourths of one percent. As of October 31, 1996, there were no outstanding borrowings under this line of credit facility. The line of credit is secured by certain assets of the Company. Under the line of credit agreement, the Company is required to maintain a net worth of $1,250,000 and at October 31, 1996, the Company is in compliance with this covenant. The Company's principal stockholders have personally guaranteed the bank line of credit.

    In November 1995, the Company repaid the outstanding portion of a $1,000,000 line of credit facility with a separate bank and subsequently canceled the line of credit.

5. RELATED PARTY TRANSACTION

    Two of the Company's principal stockholders acquired a building for the purpose of leasing office space to the Company. In connection with the acquisition of the building, the Company guaranteed the building's $1 million mortgage. The two principal stockholders subsequently executed a noncancelable operating lease with the Company (see Note 6).

6. LEASE COMMITMENTS

    The Company leases office space under a noncancellable operating lease agreement with two stockholders (see Note 5). The lease agreement terminates in October 1999, but provides for a five year renewal at the Company's option. Rent expense under this lease was $144,000 and $154,000 for the years ended October 31, 1995 and 1996, respectively.

                           DUNN COMPUTER CORPORATION

6. LEASE COMMITMENTS (CONTINUED)
    Future minimum lease payments under noncancelable operating leases at October 31, 1996 are as follows:

1997..............................................................  $ 179,799
1998..............................................................    179,242
1999..............................................................    176,679
2000..............................................................      5,090
2001..............................................................        424
                                                                    ---------
Total.............................................................  $ 541,234
                                                                    ---------
                                                                    ---------

7. RECEIVABLE FROM STOCKHOLDER

    During fiscal year 1994, one of the Company's principal stockholders purchased common stock for $100,000 in exchange for a demand note. This demand note was repaid during December 1995. Another of the Company's principal stockholders borrowed $32,538 from the Company during 1994 and repaid the amount during the year ended October 31, 1995.

8. INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Components of the Company's net deferred tax credit balance are as follows:

                                                                                   OCTOBER 31,
                                                                                      1996
                                                                                   -----------
Deferred tax assets:
    Accrued expenses.............................................................   $  50,037
    Asset reserves...............................................................      14,000
                                                                                   -----------
Total deferred assets............................................................      64,037
Deferred tax credit:
    Change from cash to accrual method for tax purposes..........................      75,121
                                                                                   -----------
  Net deferred tax credit........................................................   $  11,086
                                                                                   -----------
                                                                                   -----------

                           DUNN COMPUTER CORPORATION

8. INCOME TAXES (CONTINUED)
    The components of the provision for income taxes for the years ended October 31, 1995 and 1996 are as follows:

                                                                           1995        1996
                                                                        ----------  ----------
Current tax expense:
        Federal.......................................................  $  188,242  $  709,195
        State.........................................................      35,340     133,081
                                                                        ----------  ----------
                                                                           223,582     842,276

Deferred tax expense:
        Federal.......................................................      17,355     (55,800)
        State.........................................................       3,063     (10,476)
                                                                        ----------  ----------
                                                                            20,418     (66,276)
                                                                        ----------  ----------
Total provision for income taxes......................................  $  244,000  $  776,000
                                                                        ----------  ----------
                                                                        ----------  ----------

    The reconciliation of income tax from the statutory rate of 34% is:

                                                                             OCTOBER 31,
                                                                        ----------------------
                                                                           1995        1996
                                                                        ----------  ----------
Tax at statutory rates................................................  $  165,608  $  685,156
Non-deductible expenses...............................................      58,675       9,610
State income tax net of federal benefit...............................      19,717      81,234
                                                                        ----------  ----------
                                                                        $  244,000  $  776,000
                                                                        ----------  ----------
                                                                        ----------  ----------

9. CONTINGENT LIABILITY

    Pulsar Data Systems, a vendor, has filed a lawsuit against the Company concerning a disputed payable in the amount of $124,200. While the ultimate outcome of these matters is not known, the Company intends to vigorously dispute the claim. The Company believes an adequate provision for the claim has been made in the accompanying consolidated financial statements as of October 31, 1996.

10. RETIREMENT PLANS

401(K) PLAN

    Effective April 1, 1995, the Company adopted a 401(k) Plan (the "Plan"). Employees are eligible to participate after completing six months of service and attaining age 18. Employees can defer up to 15 percent of compensation. Employee contributions are subject to Internal Revenue Service limitations. All employees who contribute to the Plan are eligible to share in discretionary Company matching contribution. During the years ended October 31, 1995 and 1996, the Company contributed $4,469 and $3,300, respectively, to the Plan.

                           DUNN COMPUTER CORPORATION

10. RETIREMENT PLANS (CONTINUED)

DEFINED BENEFIT PLAN

    During the fiscal year ended October 31, 1995, the Company implemented a defined benefit plan (the "Pension Plan") covering substantially all salaried employees. The Pension Plan benefits are based on years of service and the employee's compensation. The Company's funding policy is to annually contribute amounts sufficient to meet minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The assets of the Pension Plan are invested in money markets and corporate debt and equity instruments. The Company contributed, in the aggregage, approximately $135,000 for the Pension Plan years ending October 31, 1995 and 1996, which met the minimum funding requirements under ERISA.

    The following table sets forth the Pension Plan's funded status as reported on activity, and amounts recognized in the Company's consolidated financial statements:

                                                                                   OCTOBER 31,
                                                                                      1996
                                                                                   -----------
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits of ($238,619)..........  $  (320,973)
                                                                                   -----------
                                                                                   -----------
Projected benefit obligation.....................................................     (320,973)
Pension Plan assets at fair value................................................      168,336
                                                                                   -----------
Funded status--projected benefit obligation in excess of fair value of Pension
  Plan assets....................................................................  $  (152,637)
                                                                                   -----------
                                                                                   -----------

                                                                              OCTOBER 31,
                                                                         ---------------------
                                                                           1995        1996
                                                                         ---------  ----------
Net periodic pension cost:
Service cost...........................................................  $  54,945  $   59,066
Interest cost..........................................................     12,810      17,892
Actual return on assets................................................     --         (33,982)
Net amortization and deferral..........................................      6,832      38,127
                                                                         ---------  ----------
Total net periodic pension cost........................................  $  74,587  $   81,103
                                                                         ---------  ----------
                                                                         ---------  ----------

    Key assumptions used in the actuarial valuation were:

                                                                                     OCTOBER 31,
                                                                                        1996
                                                                                   ---------------
Weighted average discount note...................................................           7.5%
Rate of return on assets:
    Pre-retirement...............................................................           8.0%
    Post-retirement..............................................................           8.0%

                           DUNN COMPUTER CORPORATION

11. SUBSEQUENT EVENTS

    On January 6, 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"). Pursuant to the Plan, officers, directors and employees may receive options to purchase Common Stock. The Company has reserved 600,000 shares to be granted under this stock option plan. The Company's Board of Directors granted 232,500 options to purchase Common Stock to employees of the Company at $4.15 per share. These options vest over a stated period of time not to exceed four years. All options were granted at a price which the Board of Directors believed approximated the fair market value of the Common Stock at the date of grant.

    On January 6, 1997, the Company amended the Pension Plan to change the benefits to be paid out after retirement from 100% to 40% of its initial liability.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER, SOLICITATION OR SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                                                   PAGE
                                                 ---------
Prospectus Summary.............................          2
Risk Factors...................................          6
Use of Proceeds................................         12
Dividend Policy................................         12
Capitalization.................................         13
Dilution.......................................         14
Selected Financial Data........................         15
Management's Discussion and
 Analysis of Financial Condition and
 Results of Operations.........................         16
Business.......................................         18
Management.....................................         25
Principal Stockholders.........................         28
Certain Transactions...........................         29
Description of Securities......................         30
Shares Eligible for Future Sale................         32
Underwriting...................................         33
Legal Opinions.................................         35
Experts........................................         35
Additional Information.........................         35
Indemnification for Securities Act
 Liabilities...................................         36
Financial Statements...........................        F-1

                            ------------------------

    UNTIL            , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                 DUNN COMPUTER
                                  CORPORATION

                        1,000,000 SHARES OF COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                   NETWORK 1
                           FINANCIAL SECURITIES, INC.

                                         , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law, among other things, and subject to certain conditions, authorizes the Company to indemnify its officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such an officer or director. The restated Certificate of Incorporation and By-laws of the Company provide for indemnification of its officers and directors to the full extent authorized by law.

    Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, pursuant to which the Underwriter agrees to indemnify the directors and certain officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is a statement of the estimated expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered:

SEC Registration Fee...........................................  $ 1,939.39
NASD Filing Fee................................................  $ 1,140.00
NASDAQ Filing Fee..............................................  $25,000.00
Printing Engraving Expenses....................................  $75,000.00
Legal Fees and Expenses........................................  $125,000.00
Accounting Fees and Expenses...................................  $60,000.00
Blue Sky Fees and Expenses.....................................  $17,500.00
Transfer Agent and Registrar Fees and Expenses.................  $ 3,500.00
Non-accountable expense allowance..............................  $150,000.00
Miscellaneous..................................................  $15,920.61
                                                                 ----------
      Total....................................................  $475,000.00
                                                                 ----------
                                                                 ----------

------------------------

*   estimate

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the Company has sold securities to one person, as described below. There was no underwriters involved in the transaction and there was no underwriting discounts or commissions paid in connection therewith, except as disclosed below. The issuances of these securities were considered to be exempt from registration under Section 4(2) of the Act, as amended, and the regulations promulgated thereunder. The purchaser of the securities in such transaction represented his intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates for the securities issued in such transaction. The purchaser of the securities in such transaction had adequate access to information about the Registrant.

    In July, 1994, John Vazzana, an officer of the Company, acquired an aggregate of 428.7 shares of the Virginia corporation's Common Stock for an aggregate consideration of $100,000. These shares were exchanged for 1,200,000 shares of the Company's Common Stock pursuant to the Share Exchange Agreement.

ITEM 27. EXHIBITS

  1.1  Form of Underwriting Agreement.

  1.2  Form of Selected Dealers Agreement.

  3.1  Articles of Incorporation of the Registrant.

  3.2  Articles of Incorporation and amendments thereto of Dunn Computer
         Corporation, a Virginia Corporation.

  3.3  By-laws, as amended, of Dunn Computer Corporation, a Virginia Corporation.

  4.1* Form of Financial Advisory and Investment Banking Agreement with
         Underwriter.

  4.2  Form of Underwriter's Warrants.

  4.3* Form of Common Stock Certificate.

  5.1* Opinion of Gersten, Savage, Kaplowitz, Fredericks & Curtin, LLP.

 10.1* 1997 Stock Option Plan.

 10.2* Agreement dated April   , 1996 by and between the Company and the General
         Services Administration.

 10.3* Share Exchange Agreement dated January 6, 1997 by and between the
         Registrant and Thomas P. Dunne, John Vazzana, and Claudia Dunne.

 11.1  Statement Regarding Computation of Earnings Per Share.

 21.1* List of Subsidiaries of Registrant.

 23.1  Consent of Ernst & Young LLP.

 23.2* Consent of Gersten, Savage, Kaplowitz, Fredericks & Curtin, LLP.

 27.0  Financial Data Schedule.

------------------------

*   To be filed by Amendment to this Registration Statement.

ITEM 28. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to any charter provision, by-law contract arrangements statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned small business issuer hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any Prospectus required by section 10(a)(3) of the Act;

            (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to suit information in the registration statement.

        (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

        (4) For determining any liability under the Act, treat the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h), under the Act as part of this registration statement as of the time the Commission declared it effective.

        (5) For determining any liability under the Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement at that time as the initial bona fide Offering of those securities.

                                   SIGNATURES

    Pursuant to the requirements of the Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on January 10, 1997.

DUNN COMPUTER CORPORATION

By:        /s/ THOMAS P. DUNNE
           --------------------------------------
           Thomas P. Dunne

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Thomas P. Dunn, President, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ THOMAS P. DUNNE        Chairman, Chief Executive
------------------------------    Officer and President       January 10, 1997
       Thomas P. Dunne

     /s/ JOHN D. VAZZANA        Executive Vice President,
------------------------------    Chief Financial Officer,    January 10, 1997
       John D. Vazzana            and Director

     /s/ CLAUDIA N. DUNNE       Vice President and Director
------------------------------                                January 10, 1997
       Claudia N. Dunne

  /s/ VADM E. A. BURKHALTER,    Director
           JR., USN
------------------------------                                 January 8, 1997
 VADM E. A. Burkhalter, Jr.,
             USN

                                 EXHIBIT INDEX

EXHIBITS                                                                            PAGE NO.
------                                                                             -----------
  1.1  Form of Underwriting Agreement............................................

  1.2  Form of Selected Dealers Agreement........................................

  3.1  Articles of Incorporation of the Registrant...............................

  3.2  Articles of Incorporation and amendments thereto of Dunn Computer
         Corporation, a Virginia Corporation.....................................

  3.3  By-laws, as amended, of Dunn Computer Corporation, a Virginia
         Corporation.............................................................

  4.1* Form of Financial Advisory and Investment Banking Agreement with
         Underwriter.............................................................

  4.2  Form of Underwriter's Warrant.............................................

  4.3* Form of Common Stock Certificate..........................................

  5.1* Opinion of Gersten, Savage, Kaplowitz, Fredericks & Curtin, LLP...........

 10.1* 1997 Stock Option Plan....................................................

 10.2* Agreement dated April   , 1996 by and between the Company and the General
         Services Administration.................................................

 10.3* Share Exchange Agreement dated January 6, 1997 by and between the
         Registrant and Thomas P. Dunne, John Vazzana, and Claudia Dunne.........

 11.1  Statement Regarding Computation of Earnings Per Share.....................

 21.1* List of Subsidiaries of Registrant........................................

 23.1  Consent of Ernst & Young LLP..............................................

 23.2* Consent of Gersten, Savage, Kaplowitz, Fredericks & Curtin, LLP...........

 27.0  Financial Data Schedule...................................................

------------------------

*   To be filed by Amendment to this Registration Statement.